UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Third quarter 2017 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2017 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: October 26, 2017

Item 1

Santander

3Q. 2017
Earnings Release

Santander

SANMEX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q17 Consolidated Results

III.	Analysis of 3Q17 Consolidated Results

IV.	Relevant Events & Relevant Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	3Q17 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

1

Grupo Financiero Santander México Reports Third Quarter 2017 Net Income of Ps.4,066 Million

-	Maintaining focus on profitable growth and strategy execution.

-	Loan growth underpinned by increases in mid-market, SMEs and consumer segments.

-	Improving profitability and efficiency ratios.

-	Sound asset quality.

Mexico City – October 26th, 2017, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and nine-month periods ending September 30th, 2017.

Santander México reported net income for 3Q17 of Ps.4,066 million, representing a YoY increase of 3.6% and a QoQ decrease of 11.8%. On a cumulative basis, net income for 9M17 reached Ps.13,195 million, representing a 18.1% YoY increase.

HIGHLIGHTS
Results (Million pesos)	3Q17	2Q17	3Q16	% QoQ	% YoY	9M17	9M16	% YoY
Net interest income	14,264	13,547	12,411	5.3	14.9	41,245	35,928	14.8
Fee and commission, net	4,035	4,101	3,739	(1.6)	7.9	12,062	11,330	6.5
Core revenues	18,299	17,648	16,150	3.7	13.3	53,307	47,258	12.8
Provisions for loan losses	5,603	5,241	4,889	6.9	14.6	15,978	14,109	13.2
Administrative and promotional expenses	8,039	7,951	7,048	1.1	14.1	23,471	20,952	12.0
Net income	4,066	4,609	3,926	(11.8)	3.6	13,195	11,173	18.1
Net income per share[1]	0.60	0.68	0.58	(11.8)	3.4	1.94	1.65	17.6

Balance Sheet Data (Million pesos)	3Q17	2Q17	3Q16	% QoQ	% YoY	9M17	9M16	% YoY
Total assets	1,235,717	1,209,059	1,242,258	2.2	(0.5)	1,235,717	1,242,258	(0.5)
Total loans	613,262	589,910	598,829	4.0	2.4	613,262	598,829	2.4
Deposits	626,376	617,467	542,191	1.4	15.5	626,376	542,191	15.5
Shareholders´ equity	119,420	114,969	121,107	3.9	(1.4)	119,420	121,107	(1.4)

Key Ratios (%)	3Q17	2Q17	3Q16	bps QoQ	bps YoY	9M17	9M16	bps YoY
Net interest margin	5.81%	5.31%	5.01%	50	80	5.46%	4.92%	54
Net loans to deposits ratio	94.64%	92.27%	106.73%	237	(1,209)	94.64%	106.73%	(1,209)
ROAE	14.22%	16.44%	13.38%	(222)	84	15.38%	12.70%	268
ROAA	1.25%	1.43%	1.29%	(18)	(4)	1.35%	1.23%	12
Efficiency ratio	42.69%	41.67%	41.34%	102	135	41.67%	42.16%	(49)
Capital ratio	16.19%	16.17%	16.01%	2	18	16.19%	16.01%	18
NPLs ratio	2.26%	2.29%	2.82%	(3)	(56)	2.26%	2.82%	(56)
Cost of Risk	3.72%	3.55%	3.41%	17	31	3.54%	3.28%	26
Coverage ratio	147.41%	149.68%	119.13%	(227)	2,828	147.41%	119.13%	2,828

Operating Data	3Q17	2Q17	3Q16	% QoQ	% YoY	9M17	9M16	% YoY
Branches	1,224	1,228	1,226	(0.3)	(0.2)	1,224	1,226	(0.2)
Branches and offices[2]	1,401	1,399	1,387	0.1	1.0	1,401	1,387	1.0
ATMs	7,193	7,016	6,620	2.5	8.7	7,193	6,620	8.7
Customers	15,017,610	14,359,246	13,150,684	4.6	14.2	15,017,610	13,150,684	14.2
Employees	17,528	17,209	16,828	1.9	4.2	17,528	16,828	4.2

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select), SMEs business centers and brokerage house offices.

2

Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented, “We reported strong underlying third quarter results, posting robust growth in net interest income and good performance in our high margin segments – evidence of our focus on profitability.

Notably, NII rose 14.8% year-on-year and 5.3% sequentially. Our successful focus on high-margin loan segments along with higher interest rates and progress on our strategic initiatives is driving strong margins, even amid more moderate total loan growth of 2.4%. As such, NIM gained 80 basis points YoY and 50 basis points sequentially to 5.81%.

Growth in high-margin loans - Consumer, Middle-Market and SMEs - was driven by resilient demand and the success of our commercial initiatives, despite increased competition. These represent 53.9% of our total loans, but contributed to 70% of loans’ NII in the quarter.

Strategically, we continue to boost the quality of our customer base as we tailor products and services to their needs and focus on innovation. We are also advancing in transforming our business model, with an emphasis on digitalization and mobile banking. Net new customers have grown 140%, with more than 1.9 million loyal customers, up 26% on last year. Supported by our client-centric approach, deposits rose by 15.5% YoY this quarter as we pursue our goal of bringing our share of retail deposits in line with the market average.

Overall, we remain proud of an agile and effective strategy, as we progress on key initiatives. A strong result for the bank this period was masked by weaker trading gains, which meant our bottom line did not fully reflect the progress we are making across our operations. We remain confident on the success of our strategic transformation and remain dedicated to generating sustainable returns, outstanding customer service and excellence in our value proposition.”

3

SUMMARY OF THIRD QUARTER 2017 CONSOLIDATED RESULTS

Loan portfolio

Santander México’s total loan portfolio as of 3Q17 increased YoY by 2.4%, or Ps.14,433 million, to Ps.613,262 million, and grew 4.0%, or Ps.23,352 million, on a sequential basis.

In 3Q17, Santander México achieved solid performance in high-margin loans, despite total loan growth deceleration, reflecting the combination of Santander México´s emphasis on profitability along with intense competition in some markets. Consumer, SMEs and middle-market loan growth remained healthy, supported by resilient demand and commercial initiatives, despite increased competition. Meanwhile, corporate and government loan growth continued to contract as we maintained a strong focus on profitability.

Deposits

In 3Q17, deposits increased 15.5% YoY and 1.4% sequentially, representing 83.2% of Santander México’s total funding1. The Company maintains its focus on driving its mix towards deposits, with a heightened focus on individual demand deposits.

The net loan to deposit ratio stood at 94.64% in 3Q17, which compares with 106.73% in 3Q16 and 92.27% in 2Q17, providing Santander México with a comfortable funding position to leverage future growth opportunities.

In 3Q17, demand deposits represented 68.7% of total deposits compared with 69.5% in 3Q16, and grew 14.2% YoY and 0.5% sequentially. Term deposits, in turn, increased 18.6% YoY and 3.6% QoQ driven by the higher interest rate environment.

1 Total funding includes: Deposits, credit instruments issued, bank and other loans and subordinated credit notes.

4

Net income

Santander México reported net income for 3Q17 of Ps.4,066 million, representing a 3.6% YoY increase of and an 11.8% QoQ decrease. On a cumulative basis, net income for 9M17 reached Ps.13,195 million, representing a 18.1% YoY increase.

Net income statement
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Net interest income	14,264	13,547	12,411	5.3	14.9	41,245	35,928	14.8
Provisions for loan losses	(5,603)	(5,241)	(4,889)	6.9	14.6	(15,978)	(14,109)	13.2
Net interest income after provisions for loan losses	8,661	8,306	7,522	4.3	15.1	25,267	21,819	15.8
Commission and fee income, net	4,035	4,101	3,739	(1.6)	7.9	12,062	11,330	6.5
Net gain (loss) on financial assets and liabilities	300	1,089	721	(72.5)	(58.4)	2,429	2,018	20.4
Other operating income	233	342	177	(31.9)	31.6	594	418	42.1
Administrative and promotional expenses	(8,039)	(7,951)	(7,048)	1.1	14.1	(23,471)	(20,952)	12.0
Operating income	5,190	5,887	5,111	(11.8)	1.5	16,881	14,633	15.4
Income taxes (net)	(1,124)	(1,278)	(1,185)	(12.1)	(5.1)	(3,686)	(3,459)	6.6
Income from continuing operations	4,066	4,609	3,926	(11.8)	3.6	13,195	11,174	18.1
Non-controlling interest	0	0	0	0.0	0.0	0	(1)	(100.0)
Net income	4,066	4,609	3,926	(11.8)	3.6	13,195	11,173	18.1
Effective tax rate (%)	21.66	21.71	23.19			21.84	23.64

5

3Q17 vs 3Q16

The 3.6% year-on-year growth in net income was principally driven by the following increases:

i)	a 14.9%, or Ps.1,853 million, in net interest income, mainly reflecting focus on high-margin segments along with higher interest rates and progress on our strategic initiatives;

ii)	a 7.9%, or Ps.296 million, in net commissions and fees, mainly resulting from debit and credit cards, financial advisory and collection services; and

iii)	a 31.6%, or Ps.56 million, in other operating income, mainly resulting from lower provisions for tax and legal contingencies.

These contributions to net income were partially offset by:

i)	a 14.1%, or Ps.991 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, technology services and depreciation and amortization;

ii)	a 14.6%, or Ps.714 million, increase in provisions for loan losses, mainly driven by additional provisions for two corporates that are being closely monitored and had already required some precautionary provisions in the first quarter of this year. Additionally, there has been a shift in mix towards segments with higher cost of risk; and

iii)	a 58.4%, or Ps.421 million, decrease in net gains on financial assets and liabilities, mainly resulting from lower FX and interest rate volatility along with lower client volumes.

Gross operating income

Santander México’s gross operating income for 3Q17 totaled Ps.18,599 million, representing a YoY increase of 10.2% and a QoQ decrease of 0.7%, reflecting strong performance in core revenues, partly offset by a decline in trading gains.

Gross operating income is broken down as follows:

Breakdown gross operating income (%)
				Variation bps				Variation bps
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Net Interest Income	76.69	72.30	73.56	439	313	74.00	72.91	109
Net Commissions and Fees	21.69	21.89	22.16	(20)	(47)	21.64	22.99	(135)
Market related revenue	1.62	5.81	4.28	(419)	(266)	4.36	4.10	26
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00
*Does not include other income

6

Return on average equity (ROAE)

ROAE for 3Q17 improved by 84 basis points to 14.22% from 13.38% in 3Q16 and was down 222 basis points from 16.44% in 2Q17.

7

Strategic initiatives

In December 2016, Santander Mexico announced plans to invest $15 billion pesos between 2017 and 2019, additional to recurring investments and initiatives, to support its goal of becoming its client’s primary bank and Mexico’s market leader in sustainable, profitable growth.

Investments are being targeted to three key initiatives:

➢	Transformation of its distribution network and investment in infrastructure including next generation technology.

▪	Upgrading its technological platforms and infrastructure.

▪	Extending its footprint of full-function ATMs.

▪	Ongoing risk data aggregation to improve data-mining and CRM capabilities.

▪	Launch of SME On-boarding supported by the Digital Transformation Project.

▪	34 branches have been renovated within the new SmartRed concept. These branches will provide a model to improve the customer experience, promoting the use of self-service and digital channels, prioritizing high-value customers.

▪	Additionally, during 3Q17 the new app “Campus pay” was launched. An app to be used by students from the main universities in Mexico as payment method, aiming to promote financial inclusion and reduce the use of cash.

▪	In order to reinforce the digital strategy of the bank, “Super Wallet” was launched, a new mobile app that allows customers to centrally manage their credit and debit cards.

➢	On the retail front, initiatives aim to boost customer acquisition, cross-selling and loyalty.

▪	Reflecting our strategy to become client’s primary bank, in May 2016 Santander Mexico launched the innovative Santander Plus program for retail customers. This high-value proposition rewards loyalty, and requires customers to bring to Santander their payroll account and use our digital channels. Benefits include cash backs and preferential saving account rates. In addition, Santander Mexico expanded its Santander Plus on the program’s anniversary last May. This included upgrading the value offer to reflect the higher interest rate environment and expanding beyond payroll accounts to customers with current accounts with recurring deposits. Additionally, in February 2016 Santander Mexico launched its Santander-Aeroméxico co-branded card and Select Me Program in June 2017.

-	Santander Plus, continues to perform well. Over 2.5 million customers have registered for this program, of which 51% are new customers.

-	The Santander-Aeroméxico co-branded card has also been very successful. Of over 747,000 cardholders, around 39% are new customers.

-	The "Select Me Program” seeks to promote women's empowerment, including solutions that facilitate their day-to-day and professional development. Currently there are more than 1,000 affiliated customers to this program.

▪	Separately, in the commercial business, Santander Mexico continued to consolidate its leading positions in key markets, such as SMEs and Middle-market. In Corporate and investment banking the objective is to become a top 3 player.

➢	The value proposition is complemented by new businesses, such as auto financing, distribution of third-party insurance products to mid-market clients, as well as operating leasing in response to customer demand.

8

Customers
Thousands of customers				% Variation
	Sep17	Jun17	Sep16	QoQ	YoY
Loyal Customers[1]	1,906	1,832	1,507	4.1	26.5
Digital Customers[2]	1,821	1,698	1,203	7.3	51.4
Santander Plus	2,552	1,981	643	28.8	297.2
Santander - Aeroméxico	747	658	294	13.6	154.4

[1]	Loyal customers = Clients with non-zero balance and depending on the segment must should have between two and four products and between three and ten transactions in the least 90 days.
[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

9

ANALYSIS OF THIRD QUARTER 2017 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows a solid performance in high-margin loans and a strong focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY
Commercial	378,782	359,533	373,821	5.4	1.3
Middle- market	154,630	152,303	138,192	1.5	11.9
Corporates	85,954	76,949	100,216	11.7	(14.2)
SME´s	70,297	69,614	66,843	1.0	5.2
Government & Financial Entities	67,901	60,667	68,570	11.9	(1.0)

Individuals	234,480	230,377	225,008	1.8	4.2
Consumer	105,596	102,997	98,280	2.5	7.4
Credit Cards	53,220	52,128	50,702	2.1	5.0
Other Consumer	52,376	50,869	47,578	3.0	10.1
Mortgages	128,884	127,380	126,728	1.2	1.7
Total	613,262	589,910	598,829	4.0	2.4

The total loan portfolio rose by 2.4%, or Ps.14,433 million, YoY to Ps.613,262 million in 3Q17. On a sequential basis, the total loan portfolio increased 4.0%, or Ps.23,352 million.

In 3Q17, Santander México’s loan portfolio continued to reflect a YoY contraction in corporate and government loan growth as we pursued our strategy of keeping strong discipline towards profitability. Additionally, the YoY decline in corporate loans also reflects unusually strong growth of 38.6% in the year-ago quarter. Sequentially, corporate loans rose 11.7% and government and financial entities grew 11.9%, , leveraging some attractive opportunities that were aligned with Santander Mexico’s strategy.

Consumer and credit card loans, as well as loans to SMEs and mid-market remained healthy supported by resilient demand and commercial initiatives, despite increased competition.

10

Finally, mortgage loan growth continued to decelerate, increasing 1.7% YoY and 1.2% sequentially, mainly affected by the run-off of the ING and GE portfolios which today represents around 24.0% of total mortgages. However, a step-up in new mortgage origination was achieved this quarter.

Loan portfolio breakdown
Million pesos
	3Q17%		2Q17%		3Q16%
Performing loans
Commercial	374,587	61.1	354,992	60.2	366,182	61.1

Individuals	224,808	36.7	221,427	37.5	215,739	36.0
Consumer	101,077	16.5	98,826	16.8	94,425	15.8
Credit cards	50,714	8.3	49,843	8.4	48,610	8.1
Other consumer	50,363	8.2	48,983	8.3	45,815	7.7
Mortgages	123,731	20.2	122,601	20.8	121,314	20.3
Total performing loans	599,395	97.7	576,419	97.7	581,921	97.2

Non-performing loans
Commercial	4,195	0.7	4,541	0.8	7,639	1.3

Individuals	9,672	1.6	8,950	1.5	9,269	1.5
Consumer	4,519	0.7	4,171	0.7	3,855	0.6
Credit cards	2,506	0.4	2,285	0.4	2,092	0.3
Other consumer	2,013	0.3	1,886	0.3	1,763	0.3
Mortgages	5,153	0.8	4,779	0.8	5,414	0.9
Total non-performing loans	13,867	2.3	13,491	2.3	16,908	2.8

Total loan portfolio
Commercial	378,782	61.8	359,533	60.9	373,821	62.4

Individuals	234,480	38.2	230,377	39.1	225,008	37.6
Consumer	105,596	17.2	102,997	17.5	98,280	16.4
Credit cards	53,220	8.7	52,128	8.8	50,702	8.5
Other consumer	52,376	8.5	50,869	8.6	47,578	7.9
Mortgages	128,884	21.0	127,380	21.6	126,728	21.2
Total loan portfolio	613,262	100.0	589,910	100.0	598,829	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.8% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 50.7% of the total loan portfolio.

As of 3Q17, commercial loans increased 1.3% YoY, as Santander México continues to focus on profitability and experiences higher competition. Mid-market loans and SMEs posted an 11.9% and 5.2% YoY growth, respectively, while corporate loans declined 14.2%. SME loan growth continues to reflect Santander Mexico’s strategy of targeting mid-to large-sized SMEs maintaining a risk-return focus. Finally, loans to government and financial entities decreased 1.0% YoY.

On a sequential basis, the commercial loan portfolio increased 5.4%, mainly reflecting an expansion in all segments but concentrated in corporate, government and financial entities loans.

The Individual loan portfolio, comprised of mortgages, consumer and credit card loans, represented 38.2% of the total loan portfolio and increased 4.2% YoY still showing resilient consumer demand and strong competition in these markets. Mortgage loans, credit card and consumer loans, represented 21.0%, 8.7% and 8.5% of the total loan portfolio, respectively.

11

Credit cards grew 5.0% YoY and 2.1% sequentially. The YoY growth is mainly supported by higher usage of our full suite of credit cards, though it is not fully reflected in loan growth as a high number of customers continued to pay their balances in full during the quarter. The Santander-Aeroméxico co-branded card continues to perform well, contributing to volume growth.

Consumer loans increased 10.1% YoY and 3.0% QoQ, reflecting an 8.8% increase in payroll, as we gain traction in efforts to attract new payroll accounts, leveraging our strong franchise in corporate and middle-market and the Santander Plus program.

Finally, mortgages continued to slow down and increased by 1.7% YoY and 1.2% sequentially.

Total Deposits

Total deposits at the end of 3Q17 amounted to Ps.626,376 million, representing increases of 15.5% YoY and 1.4% sequentially. Demand deposits reached Ps.430,276 million, increasing 14.2% YoY and 0.5% sequentially. Term deposits reached Ps.196,100 million, up 18.6% YoY and 3.6% QoQ. Demand deposits expanded while the high interest rate environment continued to fuel demand for low-risk term instruments contributing to the 18.6% rise in term deposits.

Our initiatives focused on offering innovative products and a client centric approach for Individuals and SMEs are driving deposit growth and have resulted in increases of 24.5% and 13.1% in total deposits from individuals and SMEs, respectively.

12

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Interest on funds available	686	685	374	0.1	83.4	1,996	1,155	72.8
Interest on margin accounts	250	285	129	(12.3)	93.8	859	369	132.8
Interest and yield on securities	4,541	4,977	3,413	(8.8)	33.1	13,620	10,123	34.5
Interest and yield on loan portfolio – excluding credit cards	15,117	14,157	12,001	6.8	26.0	42,784	33,979	25.9
Interest and yield on loan portfolio related to credit card transactions	3,199	3,109	2,841	2.9	12.6	9,299	8,033	15.8
Commissions collected on loan originations	227	229	221	(0.9)	2.7	704	585	20.3
Interest and premium on sale and repurchase agreements and securities loans	868	738	618	17.6	40.5	2,528	1,374	84.0
Interest income	24,888	24,180	19,597	2.9	27.0	71,790	55,618	29.1

Daily average interest earnings assets*	981,828	1,021,035	990,022	(3.8)	(0.8)	1,007,210	974,171	3.4

Interest from customer deposits – demand deposits	(2,510)	(2,111)	(1,372)	18.9	82.9	(6,345)	(3,446)	84.1
Interest from customer deposits – time deposits	(2,632)	(2,429)	(1,444)	8.4	82.3	(7,359)	(3,936)	87.0
Interest from credit instruments issued	(704)	(668)	(562)	5.4	25.3	(2,025)	(1,511)	34.0
Interest on bank and other loans	(832)	(858)	(723)	(3.0)	15.1	(2,490)	(1,896)	31.3
Interest on subordinated capital notes	(511)	(418)	(419)	22.2	22.0	(1,340)	(1,252)	7.0
Interest and premium on sale and repurchase agreements and securities loans	(3,435)	(4,149)	(2,666)	(17.2)	28.8	(10,986)	(7,649)	43.6
Interest expense	(10,624)	(10,633)	(7,186)	(0.1)	47.8	(30,545)	(19,690)	55.1

Daily average interest-bearing liabilities*	884,850	941,823	881,643	(0.6)	0.4	922,823	869,103	6.2

Net interest income	14,264	13,547	12,411	5.3	14.9	41,245	35,928	14.8

*Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 3Q17 amounted to Ps.14,264 million, increasing YoY by 14.9%, or Ps.1,853 million, and QoQ by 5.3%, or Ps.717 million.

The 14.9% YoY increase in net interest income resulted from the combined effect of:

i)	A 27.0%, or Ps.5,291 million, increase in interest income, to Ps.24,888 million, due to a Ps.8,194 million or 0.8% decreases in average interest-earning assets which was more than offset by a 217 basis point rise in the average interest income rate; and

ii)	A 47.8%, or Ps.3,438 million, increase in interest expense, to Ps.10,624 million, resulting from increases of Ps.3,207 million, or 0.4%, in interest-bearing liabilities and a 151 basis point rise in the average interest rate paid.

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Results for the quarter continued to show the benefit from the high interest rate scenario, along with a sharp focus on profitability.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 3Q17 stood at 5.81% which compares to 5.01% in 3Q16 and 5.31% in 2Q17 mainly reflecting higher interest rates and loan volume growth in high margin loans which more than offset increased interest rates paid on deposits and repurchase agreements.

Interest Income

Total average interest earning assets in 3Q17 amounted to Ps.981,828 million, decreasing 0.8%, or Ps.8,194 million YoY, mainly driven by decreases in the average balance of margin accounts, investment in securities and repurchase agreements, which more than offset the 1.6%, or Ps.9,165 million growth in the average loan portfolio. Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	3Q16	4Q16	1Q17	2Q17	3Q17
Loans	59.0	59.0	57.2	56.5	60.4
Securities	27.8	25.8	26.3	29.3	27.1
Funds Available	3.6	4.3	6.3	6.9	4.9
Rep. Agreements	5.2	6.7	6.1	4.3	4.9
Margin accounts	4.4	4.2	4.1	3.0	2.7
Total	100.0	100.0	100.0	100.0	100.0

Santander México’s interest income consists mainly of interest from the loan portfolio, which in 3Q17 generated Ps.18,543 million and accounted for 74.5% of total interest income. The remaining interest income of Ps.6,345 million is broken down as follows: 18.2% from investment in securities portfolio, 3.5% from repurchase agreements, 2.8% from funds available and 1.0% from margin accounts.

Interest income for 3Q17 increased by 27.0%, or Ps.5,291 million, to Ps.24,888 million, mainly reflecting higher interest income from the loan and investment in securities portfolios, which increased Ps.3,480 million, or 23.1% and Ps.1,128 million, or 33.1%, respectively.

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The average interest yield on interest-earning assets in 3Q17 stood at 9.92%, increasing 217 basis points from 7.75% in 3Q16, mainly reflecting the high interest rate environment, along with focus on high-margin segments and strong margin discipline.

Meanwhile, the average interest rate on the total loan portfolio stood at 12.09% increasing 214 basis points and was supported by volume growth in high margin portfolios. Finally, the average interest rate on the investment in securities portfolio stood at 6.69% increasing 184 basis points.

Interest income
Million pesos	3Q17			3Q16			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	48,517	686	5.53	35,252	374	4.15	37.6	83.4	138
Margin accounts	26,340	250	3.71	43,828	129	1.15	(39.9)	93.8	256
Investment in securities	265,685	4,541	6.69	275,453	3,413	4.85	(3.5)	33.1	184
Loan portfolio	593,040	18,316	12.09	583,875	14,842	9.95	1.6	23.4	214
Commissions collected on loan originations	0	227	n.a.	0	221	n.a.	0.0	2.7	n.a.
Sale and repurchase agreements and securities loans	48,246	868	7.04	51,614	618	4.69	(6.5)	40.5	235
Interest income	981,828	24,888	9.92	990,022	19,597	7.75	(0.8)	27.0	217

As previously explained, the main contributor to interest income growth was the 23.1%, or Ps.3,480 million, increase in interest income from our total loan portfolio and commissions on loan origination. An increase which resulted from a Ps.9,165 million, or 1.6%, rise in the average loan portfolio volume, and a 214 basis points increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial +40.8%, or Ps.2,492 million, with a 9.28% interest yield which increased 269 bps.

▪	Corporates +40.9%, or Ps.498 million, with a 6.13% interest yield which increased 244 bps.

▪	Credit Cards +12.6%, or Ps.358 million, with a 23.85% interest yield which increased 149 bps.

▪	Consumer +11.5%, or Ps.328 million, with a 24.28% interest yield which increased 45 bps.

▪	Mortgages +9.7%, or Ps.295 million, with a 10.29% interest yield which increased 76 bps.

Interest income from investment in securities, the second main contributor to interest income growth, grew 33.1%, or Ps.1,128 million, which resulted from the combined effect of a Ps.9,768 million, or 3.5%, decrease

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in the average volume of investment in securities, and a 184 basis points increase in the average interest rate.

Interest expense

Total average interest bearing liabilities amounted to Ps.884,850 million, increasing 0.4%, or Ps.3,207 million YoY, mainly driven by increases of Ps.32,386 million, or 9.5%, in demand deposits and Ps.28,943 million, or 17.0%, in term deposits, which were partly offset by decreases of Ps.31,995 million, or 14.3%, in repurchase agreements, Ps.19,664 million, or 27.1% in bank and other loans and Ps.5,262 million, or 10.7% in credit instruments issued.

Santander México’s interest bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	3Q16	4Q16	1Q17	2Q17	3Q17
Demand deposits	38.7	38.0	37.7	38.3	42.2
Sale and repurchase agreements and securities loans	25.4	24.6	24.1	26.2	21.7
Time deposits	19.3	21.3	23.1	21.3	22.5
Bank and other loans	8.2	8.2	7.3	6.8	6.0
Credit instruments issued	5.6	5.2	5.0	4.8	5.0
Subordinated capital notes	2.8	2.7	2.8	2.6	2.6
Total	100.0	100.0	100.0	100.0	100.0

Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 3Q17 amounted to Ps.5,142 million and Ps.3,435 million, respectively; and accounted for 48.4% and 32.3% of interest expense. The remaining interest expense of Ps.2,047 million was paid as follows: 7.8% on bank and other loans, 6.6% on credit instruments issued and 4.8% on subordinated debentures.

Interest expense for 3Q17 increased 47.8% or Ps.3,438 million, to Ps.10,624 million, mainly driven by higher interest expense on term deposits, demand deposits and repurchase agreements.

The average interest rate on interest-bearing liabilities increased 151 basis points to 4.70% in 3Q17, mainly reflecting the increases to the benchmark interest rate, which directly affect the main sources of funding.

For 3Q17, the average interest rate on the main sources of funding increased as follows:

▪	186 basis points in term deposits, reaching an average interest rate paid of 5.18%;
▪	106 basis points in demand deposits, reaching an average interest rate paid of 2.63%; and
▪	234 basis points in repurchase agreements, reaching an average interest rate paid of 7.00%.

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Interest expense
Million pesos	3Q17			3Q16			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	373,782	2,510	2.63	341,396	1,372	1.57	9.5	82.9	106
Time deposits	198,925	2,632	5.18	169,982	1,444	3.32	17.0	82.3	185
Credit instruments issued	44,050	704	6.25	49,312	562	4.46	(10.7)	25.3	179
Bank and other loans	52,851	832	6.16	72,515	723	3.90	(27.1)	15.1	226
Subordinated capital notes	23,162	511	8.63	24,363	419	6.73	(4.9)	22.0	190
Sale and repurchase agreements and securities loans	192,080	3,435	7.00	224,075	2,666	4.66	(14.3)	28.8	234
Interest expense	884,850	10,624	4.70	881,643	7,186	3.19	0.4	47.8	151

Increases in customer deposits continue to reflect our initiatives focused on offering innovative products and a client centric approach for individuals and SMEs. The average balance of demand deposits expanded 9.5%, while the high interest rate scenario continued to fuel demand for low-risk term instruments, contributing to a 17.0% rise in the average balance of term deposits. This volume growth, together with a high interest rates resulted in increases of 82.9% and 82.3% in interests paid on demand and term deposits, respectively.

Finally, the 28.8%, or Ps.769 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a Ps.31,995 million, or 14.3%, decrease in the average balance, which was more than offset by a 234 bps increase in the average interest rate paid.

Provisions for loan losses & asset quality

During 3Q17, provisions for loan losses amounted to Ps.5,603 million, which represented a YoY increase of Ps.714 million, or 14.6%, and of Ps.362 million, or 6.9%, on a sequential basis.

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The sequential increase in provisions was mainly driven by: (1) additional provisions for two corporates that are being closely monitored and had already required some precautionary provisions in the first quarter of this year; (2) Higher provisions in the consumer segments; and (3) a shift in mix towards segments with higher cost of risk. These effects explain the 17 basis points quarter-on-quarter increase in cost of risk to 3.72%.

Loan loss reserves
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Commercial	1,651	1,513	1,301	9.1	26.9	4,957	4,071	21.8
Consumer	3,814	3,462	3,164	10.2	20.6	10,369	8,909	16.4
Mortgages	137	266	425	(48.4)	(67.6)	651	1,129	(42.3)
Total	5,603	5,241	4,889	6.9	14.6	15,978	14,109	13.2

Cost of risk (%)
				Variation (bps)				Variation (bps)
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Commercial	1.78	1.68	1.47	10	31	1.78	1.53	25
Consumer	14.84	13.64	13.32	120	152	13.44	12.51	93
Mortgages	0.43	0.83	1.37	(40)	(94)	0.67	1.22	(55)
Total	3.72	3.55	3.41	17	31	3.54	3.28	26

Non-performing loans at the end of 3Q17 decreased YoY by Ps.3,041 million, or 18.0%, to Ps.13,867 million, and QoQ increased by 2.8%, or Ps.376 million.

On a YoY basis, decreases of Ps.3,444 million or 45.1%, in commercial loans and Ps.261 million, or 4.8%, in mortgages, were partly offset by an increase of Ps.664 million, or 17.2%, in consumer loans (including credit cards).

On a sequential basis, Santander México reported an increase in non-performing loans of Ps.376 million, or 2.8%, which resulted from increases in the non-performing loan portfolio of mortgages and consumer of

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Ps.374 million and Ps.348 million, respectively. These increases were partially offset by a Ps.346 million decrease in the non-performing commercial portfolio.

Commercial loans NPLs fell 93 basis points YoY as the year-ago quarter was still impacted by a portion of past due loans from homebuilders. Additionally, a portion of the homebuilders portfolio was sold in June 2017 and another portion was written-off during 3Q17 benefitting the NPL and coverage ratios of the commercial portfolio.

The YoY decrease in non-performing mortgage loans, mainly resulted from the sale of a portion of the legacy ING past due portfolio during 1Q17, a portfolio that was close to be written down. A sale that resulted in the recognition of a Ps.339 million loss in other expenses, and eliminated the requirement for provisions in connection to the write-off of this portfolio.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 30.3%, mortgage loans 37.1% and consumer loans (including credit cards) 32.6%.

Non-Performing loan ratio (%)
				Variation (bps)
	3Q17	2Q17	3Q16	QoQ	YoY
Commercial	1.11	1.26	2.04	(15)	(93)

Individuals
Consumer	4.28	4.05	3.92	23	36
Credit Card	4.71	4.38	4.13	33	58
Other consumer	3.84	3.71	3.71	13	13
Mortgages	4.00	3.75	4.27	25	(27)
Total	2.26	2.29	2.82	(3)	(56)

The abovementioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.26% in 3Q17, decreasing by 56 basis points from 2.82% in 3Q16 and 3 basis point lower than the 2.29% reported in 2Q17.

The NPL ratio for 3Q17 continues to reflect Santander México’s exposure to homebuilders. Our total exposure to homebuilders as of 3Q17 declined to Ps.762 million, while non-performing loans decreased by Ps.407 million to Ps.634 million.

Excluding the impact of the homebuilders, the NPL ratio for 3Q17 would have been 2.16%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

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Finally, the coverage ratio for the quarter improved to 147.41%, from 119.13% in 3Q16 and decreased from 149.68% in 2Q17. The YoY improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial segment, which resulted from sales and write-offs in the homebuilders’ portfolio.

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Commission and fee income
Debit and credit card	1,748	1,729	1,548	1.1	12.9	5,084	4,371	16.3
Account management	259	252	249	2.8	4.0	760	694	9.5
Collection services	631	663	577	(4.8)	9.4	1,950	1,755	11.1
Investment funds	394	391	450	0.8	(12.4)	1,190	1,209	(1.6)
Insurance	1,094	1,159	1,043	(5.6)	4.9	3,295	3,242	1.6
Purchase-sale of securities and money market transactions	255	260	255	(1.9)	0.0	842	763	10.4
Checks and others	64	65	62	(1.5)	3.2	189	185	2.2
Foreign trade	258	267	244	(3.4)	5.7	809	776	4.3
Financial advisory services	373	398	233	(6.3)	60.1	1,101	776	41.9
Others	280	272	294	2.9	(4.8)	847	844	0.4
Total	5,356	5,456	4,955	(1.8)	8.1	16,067	14,615	9.9

Commission and fee expense
Debit and credit card	(763)	(828)	(758)	(7.9)	0.7	(2,387)	(1,985)	20.3
Investment funds	0	0	(1)	0.0	(100.0)	(1)	(4)	(75.0)
Insurance	(27)	(26)	(20)	3.8	35.0	(80)	(54)	48.1
Purchase-sale of securities and money market transactions	(69)	(61)	(60)	13.1	15.0	(194)	(163)	19.0
Checks and others	(6)	(6)	(5)	0.0	20.0	(18)	(17)	5.9
Foreign trade	0	(9)	(5)	100.0	100.0	(13)	(5)	160.0
Financial advisory services	(1)	(1)	(1)	0.0	0.0	(3)	(25)	(88.0)
Others	(455)	(424)	(366)	7.3	24.3	(1,309)	(1,032)	26.8
Total	(1,321)	(1,355)	(1,216)	(2.5)	8.6	(4,005)	(3,285)	21.9

Commission and fee income, net
Debit and credit card	985	901	790	9.3	24.7	2,697	2,386	13.0
Account management	259	252	249	2.8	4.0	760	694	9.5
Collection services	631	663	577	(4.8)	9.4	1,950	1,755	11.1
Investment funds	394	391	449	0.8	(12.2)	1,189	1,205	(1.3)
Insurance	1,067	1,133	1,023	(5.8)	4.3	3,215	3,188	0.8
Purchase-sale of securities and money market transactions	186	199	195	(6.5)	(4.6)	648	600	8.0
Checks and others	58	59	57	(1.7)	1.8	171	168	1.8
Foreign trade	258	258	239	0.0	7.9	796	771	3.2
Financial advisory services	372	397	232	(6.3)	60.3	1,098	751	46.2
Others	(175)	(152)	(72)	15.1	143.1	(462)	(188)	145.7

Total	4,035	4,101	3,739	(1.6)	7.9	12,062	11,330	6.5

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In 3Q17, net commission and fee income totaled Ps.4,035 million, increasing YoY by 7.9%, or Ps.296 million, and fell by 1.6%, or Ps.66 million QoQ.

The main contributor to net commissions and fees continue to be insurance fees, which accounted for 26.4% of the total, followed by debit and credit card and collection services, which accounted for 24.4% and 15.6% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	3Q17	2Q17	3Q16	9M17	9M16
Debit and credit card	24.4	22.0	21.1	22.4	21.1
Account management	6.4	6.1	6.7	6.3	6.1
Collection services	15.6	16.2	15.4	16.2	15.5
Investment funds	9.8	9.5	12.0	9.8	10.6
Insurance	26.4	27.6	27.4	26.6	28.1
Purchase-sale of securities and money market transactions	4.6	4.9	5.2	5.4	5.3
Checks and others	1.5	1.4	1.5	1.4	1.5
Foreign trade	6.4	6.3	6.4	6.6	6.8
Financial advisory services	9.2	9.7	6.2	9.1	6.6
Others	(4.3)	(3.7)	(1.9)	(3.8)	(1.6)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 7.9% YoY in 3Q17 mainly as a result of the following increases:

i)	24.7%, or Ps.195 million, increase in debit and credit cards fees. Fee income was up 12.9% supported by strong credit card usage, while we are stabilizing the issuance and reward costs from our Aeroméxico co-branded card;

ii)	60.3%, or Ps.140 million, in financial advisory fees, mainly driven by increased activity in corporate debt transactions;

iii)	9.4%, or Ps.54 million, in collection and payments and 4.0%, or Ps.10 million, in account management, both mainly resulting from Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity and client retention driven by our Santander Plus program;

iv)	4.3%, or Ps.44 million, in insurance fees, reflecting a good performance in our life and car insurance products which resulted from commercial initiatives, which is being offset by lower credit related insurance.

These positive contributions to net commissions and fees, were partly offset by the following decreases:

i)	Ps.103 million, in other fees, mainly explained by an increase in fees paid to correspondence offices; and

ii)	12.2%, or Ps.55 million, in investment funds, impacted by higher interest rates which drove higher demand of term deposits.

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Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Valuation
Foreign exchange	5,833	586	(233)	895.4	2,603.4	4,633	178	2,502.8
Derivatives	1,435	(648)	200	321.5	617.5	2,839	(2,846)	199.8
Equity securities	(47)	5	71	(1,040.0)	(166.2)	2	148	(98.6)
Debt instruments	137	139	(125)	(1.4)	209.6	(140)	488	(128.7)
Valuation result	7,358	82	(87)	(8,873.2)	8,557.5	7,334	(2,032)	460.9

Purchase / sale of securities
Foreign exchange	(5,766)	(548)	507	952.2	(1,237.3)	(4,901)	734	(767.7)
Derivatives	(1,392)	1,108	(51)	(225.6)	2,629.4	(897)	2,387	(137.6)
Equity securities	(23)	15	29	(253.3)	(179.3)	22	84	(73.8)
Debt instruments	123	432	323	(71.5)	(61.9)	871	845	3.1
Purchase -sale result	(7,058)	1,007	808	(800.9)	(973.5)	(4,905)	4,050	(221.1)

Total	300	1,089	721	(72.5)	(58.4)	2,429	2,018	20.4

In 3Q17, Santander México reported a Ps.300 million net gain from financial assets and liabilities, which compares with gains of Ps.721 million in 3Q16 and Ps.1,089 million in 2Q17.

The Ps.300 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)    a Ps.7,358 million valuation gain which resulted from gains of Ps.5,833 million, Ps.1,435 million and Ps.137 million in foreign exchange, derivative instruments and debt instruments, respectively. These gains were partly offset by a loss of Ps.47 million in the valuation result of equity securities.

ii)	a Ps.7,058 million purchase-sale loss principally related to losses of Ps.5,766 million in foreign exchange instruments, Ps.1,392 million in derivative instruments and Ps.23 million in equity securities. These losses were partly offset by a Ps.123 million gain in purchase-sale of debt instruments; and

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Other operating income

Other operating income
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16

Recovery of previously written-off loans	530	705	584	(24.8)	(9.2)	1,991	1,704	16.8
Cancellation of liabilities and reserves	78	80	77	(2.5)	1.3	241	243	(0.8)
Interest on personnel loans	67	65	41	3.1	63.4	191	113	69.0
Allowance for losses on foreclosed assets	(28)	(20)	(23)	40.0	21.7	(68)	(77)	(11.7)
Profit from sale of foreclosed assets	20	49	100	(59.2)	(80.0)	94	201	(53.2)
Technical advisory services	3	3	3	0.0	0.0	9	8	12.5
Portfolio recovery legal expenses and costs	(302)	(310)	(293)	(2.6)	3.1	(910)	(950)	(4.2)
Write-offs and bankruptcies	(163)	(90)	(192)	81.1	(15.1)	(479)	(684)	(30.0)
Income from sale of loan portfolio	0	(296)	0	(100.0)	0.0	(635)	0	100.0
Provision for legal and tax contingencies	(67)	20	(114)	(435.0)	(41.2)	(94)	(337)	(72.1)
Others	95	136	(6)	(30.1)	1,683.3	254	197	28.9

Total	233	342	177	(31.9)	31.6	594	418	42.1

Other income in 3Q17 totaled Ps.233 million, up from Ps.177 million in 3Q16 and down from Ps.342 million in 2Q17.

The Ps.56 million, or 31.6%, YoY increase in other income in 3Q17 was mainly driven by decreases of Ps.47 million, or 41.2%, and Ps.29 million, or 15.1%, in provisions for legal and tax contingencies and write-offs and bankruptcies, respectively, which more than offset lower recoveries of previously written-off loans.

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Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Salaries and employee benefits	3,502	3,435	3,178	2.0	10.2	10,258	9,541	7.5
Credit card operation	86	87	82	(1.1)	4.9	262	229	14.4
Professional fees	274	156	248	75.6	10.5	582	506	15.0
Leasehold	508	513	491	(1.0)	3.5	1,511	1,431	5.6
Promotional and advertising expenses	304	231	393	31.6	(22.6)	746	762	(2.1)
Taxes and duties	300	374	288	(19.8)	4.2	1,071	1,053	1.7
Technology services (IT)	771	850	561	(9.3)	37.4	2,288	1,834	24.8
Depreciation and amortization	632	635	500	(0.5)	26.4	1,850	1,577	17.3
Contributions to IPAB	705	709	672	(0.6)	4.9	2,147	1,918	11.9
Cash protection	204	238	153	(14.3)	33.3	650	512	27.0
Others	753	723	482	4.1	56.2	2,106	1,589	32.5

Total	8,039	7,951	7,048	1.1	14.1	23,471	20,952	12.0

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	3Q17	2Q17	3Q16	9M17	9M16
Salaries and employee benefits	43.5	43.2	45.1	43.7	45.5
Credit card operation	1.1	1.1	1.2	1.1	1.1
Professional fees	3.4	2.0	3.5	2.5	2.4
Leasehold	6.3	6.5	7.0	6.4	6.8
Promotional and advertising expenses	3.8	2.9	5.5	3.2	3.6
Taxes and duties	3.7	4.7	4.1	4.6	5.0
Technology services (IT)	9.6	10.6	8.0	9.7	8.8
Depreciation and amortization	7.9	8.0	7.1	7.9	7.6
Contributions to IPAB	8.8	8.9	9.5	9.1	9.2
Cash protection	2.5	3.0	2.2	2.8	2.4
Others	9.4	9.1	6.8	9.0	7.6

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 3Q17 amounted to Ps.8,039 million which compares with Ps.7,048 million in 3Q16 and Ps.7,951 million in 2Q17, increasing 14.1% YoY and 1.1% QoQ, reflecting higher expenses related to our strategic plans.

24

The 14.1% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	10.2%, or Ps.324 million, in salaries and employee benefits;

ii)	37.4%, or Ps.210 million, and 26.4%, or Ps.132 million, in technology services and depreciation and amortization, respectively, mainly reflecting Santander México’s investment to strengthen business and drive innovation to better serve clients;

iii)	33.3%, or Ps.51 million, in cash protection; and

iv)	4.9%, or Ps.33 million, in contributions to IPAB.

These increases were partly offset by a 22.6%, or Ps.89 million, decrease in promotional and advertising expenses.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the ongoing investment in strategic businesses.

The efficiency ratio for the quarter rose 135 basis points YoY and 102 basis points QoQ reaching 42.69%, negatively impacted by lower trading gains.

The recurrence ratio for 3Q17 was 54.48%, down from 57.10% in 3Q16 and 158 basis points lower than the 56.06% reported in 2Q17.

25

Profit before taxes

Profit before taxes in 3Q17 amounted to Ps.5,190 million, reflecting a YoY increase of 1.5% and a QoQ decrease of 11.8%.

Income taxes

In 3Q17 Santander México reported a tax expense of Ps.1,124 million compared to tax expenses of Ps.1,185 million in 3Q16 and Ps.1,278 million in 2Q17. The effective tax rate for the quarter was 21.66%, which compares to 23.19% reported in 3Q16 and 21.71% in 2Q17.

Contribution to net income by subsidiary

Reported net income in 3Q17 was Ps.4,066 million, representing an increase of 3.6% YoY and a decrease of 11.8% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net loss of Ps.11 million in 3Q17, compared with a net gain of Ps.22 million in 3Q16 and a net gain of Ps.9 million in 2Q17.

The Holding (Grupo Financiero) reported a net loss of Ps.1 million in 3Q17, compared with net losses of Ps.2 million in 3Q16 and Ps.11 million in 2Q17.

Earnings contribution by subsidiary
Million pesos				% Variation				% Variation
	3Q17	2Q17	3Q16	QoQ	YoY	9M17	9M16	17/16
Banking business 1/	4,078	4,611	3,906	(11.6)	4.4	13,164	11,153	18.0
Brokerage	(11)	9	22	(222.2)	(150.0)	55	38	44.7
Holding	(1)	(11)	(2)	(90.9)	(50.0)	(24)	(18)	33.3
Net income attributable to Grupo Financiero Santander México	4,066	4,609	3,926	(11.8)	3.6	13,195	11,173	18.1

1/Includes Sofomes

26

Capitalization and liquidity

Capitalization
Million pesos	3Q17	2Q17	3Q16
CET1	81,669	78,263	87,719
Tier 1	90,730	87,282	87,719
Tier 2	23,812	24,021	25,472
Total Capital	114,542	111,303	113,191

Risk-weighted assets
Credit risk	540,165	533,990	546,494
Credit, market and operational risk	707,392	688,152	707,175

Credit risk ratios:
CET1 (%)	15.12	14.66	16.05
Tier 1 (%)	16.80	16.35	16.05
Tier 2 (%)	4.41	4.50	4.66
Capitalization ratio (%)	21.20	20.84	20.71

Total capital ratios:
CET1 (%)	11.55	11.37	12.40
Tier 1 (%)	12.83	12.68	12.40
Tier 2 (%)	3.37	3.49	3.61
Capitalization ratio (%)	16.19	16.17	16.01

Banco Santander México’s capital ratio at period end 3Q17 was 16.19%, which compares to 16.01% and 16.17% at 3Q16 and 2Q17, respectively. The 16.19% capital ratio was comprised of 11.55% of fundamental capital (CET1), 1.28% additional capital (Tier 1) and 3.37% Complementary Capital (Tier 2).

As of August 2017, Banco Santander México was classified in Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated September 2017, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to Banxico’s and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) is regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 3Q17 was 149.26% which compares to 178.39% in 2Q17. (Please refer to note 25 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, delivered in June 14th, 2016, the leverage ratio for September 2017 was 7.63%, June 2017 was 7.50%, March 2017 was 7.04%, December 2016 was 6.35% and September 2016 was 7.72%.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets in conformity with Article 1, II (CUB).

27

RELEVANT EVENTS & RELEVANT TRANSACTIONS

Relevant Events

Launching of Super Wallet

On July 24th Santander Mexico launched Super Wallet, an App that allows our clients to fully control their debit and credit card activity by facilitating access to transactional products. This payment method will enable our clients to make payments with their mobile device across diverse commerce environments.

Santander Celebrates its Fifth Anniversary Since Being Listed in the NYSE

On September 15th, Grupo Financiero Santander México led the closing ceremony at the New York Stock Exchange (NYSE), with the closing bell from the main balcony, celebrating its fifth anniversary since listing on September 2012.

Launching of TUIIO, Santander’s Financial Inclusion Initiative On October 16th Santander Mexico announced the launch of Tuiio, a financial inclusion initiative targeted at the low-income segment with measurable social impact through a wide and competitive offering of financial products and services. Tuiio has its own infrastructure, operations and brand, and through this initiative Santander Mexico seeks to create a financial inclusion program that makes a difference in how it supports the low-income segment in Mexico.

Relevant Transactions

Santander México as Bookrunner & Joint Mandated Arranger in a Syndicated Credit for CEMEX

Santander México participated as Bookrunner & Joint Mandated Lead Arranger in a syndicated credit for Cemex for USD 292 million from a total of USD 4.05 thousand million multi-currency and multi-tranche. The transaction was successfully syndicated with 20 banks.

Santander México as Joint Bookrunner in the Issuance of Unsecured Bonds of CFE

Santander México participated as joint bookrunner in the unsecured bond issuance of Comisión Federal de Electricidad (CFE) for an amount of Ps.8,000 in two tranches, at variable (TIIE + 0.40) and fixed rates (8.18%), with terms of 3 and 10.5 years, respectively.

Santander México as Joint Bookrunner in the Issuance of Unsecured Bonds of Liverpool

Santander México participated as joint bookrunner in the unsecured bond issuance of Liverpool for an amount of Ps.5,000 million in two tranches, at variable (TIIE + 0.25) and fixed rates (7.94%), with terms of 5 and 10 years, respectively.

Santander México as Joint Bookrunner in the Issuance of Unsecured Bonds of Banobras

Santander México participated as joint bookrunner in the unsecured bond issuance of Banobras for an amount of Ps.10,000 million in two tranches, Ps.6,000 million at a variable rate (TIIE - 0.03) and Ps.4,000 million at a fixed rate (7.27%), with terms of 3 and 7 years, respectively.

Santander México as Joint Bookrunner in the Issuance of Unsecured Bonds of Toyota Financial Services Mexico

Santander México participated as joint bookrunner in the unsecured bond issuance of Toyota Financial Services Mexico for a total amount of Ps.2,500 million in a fixed tranche of 7.87% and a 5-year term.

28

Santander México as Joint Bookrunner in the Issuance of Unsecured Bonds of AC Bebidas

Santander Mexico participated as joint bookrunner in the first unsecured bond issuance of AC Bebidas, subsidiary of Arca Continental, for a total amount of Ps.7,000 million in two tranches, Ps.1,000 million with a 5-year year term and Ps.6,000 million with a 10-year term, with a bullet amortization. The tranches were made at a fixed rate (7.84%) and a variable rate (TIIE + 0.20).

Awards and Recognitions

Leaders in Financing Energetic Projects in Mexico

Santander is the first bank to close the financing of an Eolic park which is expected to be the largest of its kind in Latin-America, positioning Banco Santander as leader in the financing of the clean energy sector in Mexico. The teams of Project Finance, Export Trade Finance México and Export Trade Global structured the financing of Reynosa III Eolic Park, located in Tamaulipas, Mexico.

Third Place in the Category of Best Investor Relations Team by Institutional Investor Magazine

The Investor Relations team was awarded third place in the category of best Investor Relations team by Institutional Investor magazine. This recognition reflects the opinion of 671 investors and 301 sell-side analysts who specialize in Latin America.

Sustainability and Social Responsibility

We collected more than 14 million pesos thanks to the support of our clients

After the strong earthquake that shook several states of Mexico, including Mexico City on September 19th, Banco Santander opened a special account to receive donations to support affected families. Banco Santander contributed with one peso for every peso collected in this account. These resources will be allocated to rebuilding and recovery efforts and to help earthquake victims. A total of $14,411,143 pesos were collected thanks to the support of customers. This same initiative was also set internally to collect funds for Santander Mexico’s employees that were directly affected by the earthquake. A total of $423,577 pesos have been collected with this initiative.

For more information on Santander México – Sustainable and Socially Responsible Company:

https://servicios.santander.com.mx/comprometidos/pdf/informeSantander2016.pdf

29

CREDIT RATINGS

Grupo Financiero Santander México	Fitch Ratings
Global Scale
Foreign currency
Long term	BBB+

Short term	F2

Local currency
Long term	BBB+

Short term	F2

National scale
Long term	AAA(mex)

Short term	F1+(mex)

Rating viability (VR)	bbb+

Support (SR)	2

Outlook	Stable
Last Publication:	9-Aug-17

Grupo Financiero Santander México	Fitch Ratings	Moody’s
International Issuances

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Last publication:	9-Aug-17	27-Jun-17

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

30

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2024	BB+	Baa3

Long-term senior unsecured global notes due 2022	BBB+	A3

Last publication:	9-Aug-17	27-Jun-17

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Last publication:	9-Aug-17

Brokerage - Casa de Bolsa Santander	Fitch Ratings	Moody´s
Global scale

Local currency
Long term	N/A	Baa1

Short term	N/A	P-2

National scale
Local currency
Long term	AAA(mex)	Aa1.mx

Short term	F1+(mex)	Mx-1

Outlook	Stable	Negative

Last publication:	9-Aug-17	11-May-17

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

▪     N/A = Not applicable

31

3Q17 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, October 26th, 2017

Time:	12:00 p.m. (MCT); 1:00 p.m. (US ET)

Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code:	Please ask for Santander México Earnings Call

Webcast:	http://public.viavid.com/index.php?id=126526

Replay:	Starting: Thursday, October 26th, 2017 at 4:00 p.m. (US ET)

Ending: Tuesday, October 31st, 2017 at 11:59 p.m. (US ET)

ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13671774

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, GBM, Goldman Sachs, HSBC, Interacciones, Invex, Itaú, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 3Q17x4

•	Average figures are calculated using 4Q16 and 3Q17

32

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30th, 2017, Santander México had total assets of Ps.1,236 billion under Mexican Banking GAAP and more than 15 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 325 offices nationwide and has a total of 17,528 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Holding Corporations of Financial Groups which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.18.1590.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

33

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke Grupo Financiero Santander México’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México’s banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

34

CONSOLIDATED FINANCIAL STATEMENTS

Grupo Financiero Santander México

▪  Consolidated balance sheet

▪  Consolidated statement of income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

35

Consolidated balance sheet
Million pesos
	2017			2016
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	92,316	82,197	94,473	151,249	78,892	87,299	114,076

Margin accounts	3,036	3,603	2,741	3,182	2,150	3,565	2,104

Investment in securities	303,118	286,415	322,368	309,361	283,680	327,212	334,740
Trading securities	133,798	122,838	171,332	143,740	126,770	174,688	218,216
Securities available for sale	158,750	152,191	139,722	154,369	143,305	138,991	110,838
Securities held to maturity	10,570	11,386	11,314	11,252	13,605	13,533	5,686

Debtors under sale and repurchase agreements	5,535	24,316	4,600	4,291	4,505	10,167	5,349

Derivatives	138,851	140,887	155,764	215,080	184,999	169,594	144,509
Trading purposes	124,599	126,019	141,125	200,078	171,201	157,558	132,537
Hedging purposes	14,252	14,868	14,639	15,002	13,798	12,036	11,972

Valuation adjustment for hedged financial assets	0	3	(16)	(9)	36	72	91

Performing loan portfolio
Commercial loans	374,587	354,992	351,639	357,229	366,182	343,493	320,669
Commercial or business activity	306,686	294,325	287,596	287,420	297,612	264,928	250,098
Financial entities loans	13,951	10,931	13,894	12,821	11,267	9,622	8,023
Government entities loans	53,950	49,736	50,149	56,988	57,303	68,943	62,548
Consumer loans	101,077	98,826	96,064	96,082	94,425	92,160	89,908
Mortgage loans	123,731	122,601	123,071	123,434	121,314	119,096	116,523
Total performing loan portfolio	599,395	576,419	570,774	576,745	581,921	554,749	527,100

Non-performing loan portfolio
Commercial loans	4,195	4,541	5,593	5,298	7,639	7,707	7,151
Commercial or business activity	4,195	4,541	5,593	5,298	7,639	7,692	7,151
Government entities loans	0	0	0	0	0	15	0
Consumer loans	4,519	4,171	3,850	3,983	3,855	3,684	3,363
Mortgage loans	5,153	4,779	4,494	5,402	5,414	5,545	5,638
Total non-performing portfolio	13,867	13,491	13,937	14,683	16,908	16,936	16,152
Total loan portfolio	613,262	589,910	584,711	591,428	598,829	571,685	543,252

Allowance for loan losses	(20,441)	(20,194)	(19,899)	(19,912)	(20,142)	(19,447)	(18,993)
Loan portfolio (net)	592,821	569,716	564,812	571,516	578,687	552,238	524,259

Accrued income receivable from securitization transactions	119	117	118	116	112	114	112
Other receivables (net)	68,386	69,437	91,457	86,019	79,125	83,766	77,433
Foreclosed assets (net)	520	464	482	475	462	645	557
Property, furniture and fixtures (net)	5,686	5,606	5,590	5,700	5,417	5,305	5,464
Long-term investment in shares	91	91	126	125	124	125	183
Deferred taxes and deferred profit sharing (net)	18,006	19,085	19,094	20,361	17,532	17,186	17,912
Deferred charges, advance payments and intangibles	7,009	6,903	6,703	6,398	6,326	6,549	6,020
Other	223	219	216	215	211	208	204

Total assets	1,235,717	1,209,059	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

36

Consolidated balance sheet
Million pesos

	2017			2016
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	670,416	662,736	639,885	641,288	589,803	592,923	563,874
Demand deposits	430,276	428,134	415,007	406,863	376,859	388,129	364,480
Time deposits – general public	158,118	155,999	141,008	144,577	123,717	116,829	114,350
Time deposits – money market	37,982	33,334	38,255	42,045	41,615	38,727	40,002
Credit instruments issued	44,040	45,269	45,615	47,803	47,612	49,238	45,042

Bank and other loans	49,510	79,599	57,192	68,906	76,120	58,416	62,536
Demand loans	4,440	30,024	2,643	8,022	18,210	7,281	8,114
Short-term loans	17,665	25,591	26,924	34,291	31,952	25,292	28,840
Long-term loans	27,405	23,984	27,625	26,593	25,958	25,843	25,582

Creditors under sale and repurchase agreements	120,003	74,466	141,615	123,385	111,218	149,304	180,394

Securities Lending	0	1	0	0	1	0	0

Collateral sold or pledged as guarantee	16,767	18,276	22,770	23,606	28,910	30,822	32,477
Repurchase	0	0	4,176	3,231	4,467	4,891	4,863
Securities loans	16,767	18,276	18,594	20,375	24,443	25,931	27,614

Derivatives	135,138	139,043	153,741	221,075	194,058	179,829	147,916
Trading purposes	127,371	133,972	148,410	206,811	178,297	167,428	139,996
Hedging purposes	7,767	5,071	5,331	14,264	15,761	12,401	7,920

Other payables	91,280	86,430	104,039	148,333	95,197	110,241	105,441
Income taxes payable	10	14	25	28	19	8	226
Employee profit sharing payable	205	145	316	248	194	134	295
Creditors from settlement of transactions	35,715	36,120	48,966	73,912	47,427	56,136	70,025
Payable for cash collateral received	26,196	24,708	30,107	47,821	23,879	17,528	13,875
Sundry creditors and other payables	29,144	25,443	24,625	26,324	23,678	36,435	21,020

Subordinated credit notes	32,706	32,871	33,836	37,525	25,251	24,410	22,445

Deferred revenues and other advances	487	668	741	623	593	594	613

Total liabilities	1,116,297	1,094,090	1,153,819	1,264,741	1,121,151	1,146,539	1,115,696

Paid-in capital	48,569	48,559	48,552	48,489	48,353	48,372	48,399
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	12,212	12,202	12,195	12,132	11,996	12,015	12,042

Other capital	70,851	66,410	66,157	60,849	72,754	69,134	68,918
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944	1,944
Retained earnings	55,973	55,996	60,407	44,685	59,139	59,142	62,982
Result from valuation of available for sale securities, net	(580)	(1,300)	(1,585)	(2,677)	(756)	(370)	(320)
Result from valuation of cash flow hedge instruments, net	327	663	889	1,246	1,254	1,170	777
Measurements defined benefit employees	(19)	(33)	(29)	(75)	(11)	(10)	(15)
Net income	13,195	9,129	4,520	15,715	11,173	7,247	3,539
Non-controlling interest	11	11	11	11	11	11	11
Total stockholders’ equity	119,420	114,969	114,709	109,338	121,107	117,506	117,317

Total liabilities and stockholders’ equity	1,235,717	1,209,059	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

37

Consolidated balance sheet
Million pesos
	2017			2016
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	91	189	207	138	210	162	205
Liquidation of client transactions	216	162	(707)	(232)	(196)	2	1,476
Dividends on behalf of clients	2	1	0	0	1	1	0

Custody services
Assets under custody	74,686	98,298	107,603	101,681	128,117	118,057	122,255

Transactions on behalf of third parties
Sale and repurchase agreements	15,031	17,253	26,146	24,308	35,758	37,282	7,383
Security loans on behalf of clients	887	1,204	415	156	906	747	890
Collaterals received as guarantee on behalf of clients	1,240	1,604	778	474	1,385	462	296,256
Acquisition of derivatives	117,972	148,035	90,894	98,868	172,147	235,503	160,254
Sale of derivatives	113,598	128,440	109,535	150,482	162,923	192,368	157,539

Total on behalf of third parties	323,723	395,186	334,871	375,875	501,251	584,584	746,258

Proprietary record accounts

Contingent assets and liabilities	604	638	725	78	81	95	98

Credit commitments
Trusts	162,390	158,778	154,363	154,308	149,281	149,515	142,872
Mandates	135	175	175	185	243	237	237

Assets in custody or under administration	3,591,878	3,459,101	3,235,940	3,162,552	3,560,531	3,403,913	3,423,704

Credit commitments	193,570	190,059	195,198	202,723	170,599	154,039	148,192

Collateral received	65,105	133,269	130,960	66,684	99,355	90,757	79,456

Collateral received and sold or pledged as guarantee	37,751	85,455	107,652	40,037	69,004	55,575	42,568

Uncollected interest earned on past due loan portfolio	786	725	1,636	1,424	1,583	1,505	3,037

Other record accounts	1,177,584	1,115,290	1,083,161	1,171,688	1,044,851	974,435	1,065,204

Total proprietary record accounts	5,229,803	5,143,490	4,909,810	4,799,679	5,095,528	4,830,071	4,905,368

Total memorandum accounts	5,553,526	5,538,676	5,244,681	5,175,554	5,596,779	5,414,655	5,651,626

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

38

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

39

Consolidated statement of income
Million pesos
	2017				2016
	9M	3Q	2Q	1Q	9M	4Q	3Q	2Q	1Q
Interest income	71,790	24,888	24,180	22,722	55,618	21,337	19,597	18,114	17,907
Interest expense	(30,545)	(10,624)	(10,633)	(9,288)	(19,690)	(8,387)	(7,186)	(6,297)	(6,207)
Net interest income	41,245	14,264	13,547	13,434	35,928	12,950	12,411	11,817	11,700

Provisions for loan losses	(15,978)	(5,603)	(5,241)	(5,134)	(14,109)	(4,768)	(4,889)	(4,511)	(4,709)
Net interest income after provisions for loan losses	25,267	8,661	8,306	8,300	21,819	8,182	7,522	7,306	6,991

Commission and fee income	16,067	5,356	5,456	5,255	14,615	5,343	4,955	5,047	4,613
Commission and fee expense	(4,005)	(1,321)	(1,355)	(1,329)	(3,285)	(1,426)	(1,216)	(1,065)	(1,004)
Net gain (loss) on financial assets and liabilities	2,429	300	1,089	1,040	2,018	1,109	721	602	695
Other operating income	594	233	342	19	418	66	177	5	236
Administrative and promotional expenses	(23,471)	(8,039)	(7,951)	(7,481)	(20,952)	(7,283)	(7,048)	(7,015)	(6,889)
Operating income	16,881	5,190	5,887	5,804	14,633	5,991	5,111	4,880	4,642

Current income taxes	(1,897)	(164)	(1,230)	(503)	(2,678)	(2,308)	(1,307)	(573)	(798)
Deferred income taxes (net)	(1,789)	(960)	(48)	(781)	(781)	858	122	(599)	(304)
Consolidated net income	13,195	4,066	4,609	4,520	11,174	4,541	3,926	3,708	3,540

Non-controlling interest	0	0	0	0	(1)	1	0	0	(1)
Net income	13,195	4,066	4,609	4,520	11,173	4,542	3,926	3,708	3,539

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

40

Consolidated statements of changes in stockholders’ equity
From January 1st to September 30th, 2017
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2016	36,357	12,132	1,944	44,685	(2,667)	1,246	(75)	15,715	11	109,338
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				15,715				(15,715)		0
Dividends declared				(4,234)						(4,234)
TOTAL	0	0	0	11,481	0	0	0	(15,715)	0	(4,234)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					2,097					2,097
Result from valuation of cash flow hedge instruments, net						(919)				(919)
Recognition of share-based payments		114								114
Shares held by treasury		(34)								(34)
Recoveries of allowance for loan losses previously applied to retained earnings				20						20
Change in methodology to determine loan loss provision of consumer loan portfolios and mortgage loan portfolios applied against retained earnings, net of deferred taxes				113						113
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(326)						(326)
Measurements defined benefit employees							56			56
Net income								13,195		13,195

TOTAL	0	80	0	(193)	2,097	(919)	56	13,195	0	14,316

BALANCE AS OF SEPTEMBER 30th, 2017	36,357	12,212	1,944	55,973	(580)	327	(19)	13,195	11	119,420

41

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

42

Consolidated statement of cash flows
From January 1st to September 30th, 2017
Million pesos

OPERATING ACTIVITIES
Net income		13,195
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	6,342
Depreciation of property, furniture and fixtures	759
Amortizations of intangible assets	1,091
Recognition of share-based payments	114
Current and deferred income taxes	3,686
Deferred employee profit sharing	18
Provisions	222
Amortizations of debt issuance expenses	10	12,242
		25,437

OPERATING ACTIVITIES
Margin accounts		146
Investment in securities		2,127
Debtors under sale and repurchase agreements		(1,243)
Derivatives-assets		69,831
Loan portfolio-net		(21,921)
Accrued income receivable from securitization transactions		(3)
Foreclosed assets		(45)
Other operating assets		18,640
Deposits		30,461
Bank and other loans		(19,396)
Creditors under sale and repurchase agreements		(3,382)
Collateral sold or pledged as guarantee		(6,840)
Derivatives-liability		(77,991)
Subordinated credit notes		(326)
Other operating liabilities		(57,333)
Proceeds of income taxes (returns)		2
Payments of income taxes		(3,021)

Net cash provided by (used in) operating activities		(44,857)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		3
Payments for acquisition of property, furniture and fixtures		(744)
Cash dividends received		35
Payments for acquisition of intangible assets		(1,550)

Net cash provided by (used in) investing activities		(2,256)

FINANCING ACTIVITIES
Cash payment of dividends		(4,234)
Proceeds from associated for purchase of treasury shares		(34)
Recovery of reserves previously applied to retained earnings		20

Net cash used in financing activities		(4,248)

Net increase in cash and cash equivalents		(51,361)

Adjustment to cash flows for changes in exchange rate		(7,572)

Funds available at the beginning of the year		151,249

Funds available at the end of the year		92,316

43

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV website: https://www.gob.mx/cnbv

45

Significant accounting policies

New accounting principles

Modifications in Accounting Criteria issued by the CNBV in 2017

On July 4th, 2017, the CNBV issued a Resolution modifying the General Provisions applicable to Credit Institutions (The Provisions) through which it made modifications to Accounting Criterion B-2, "Investments in securities" in relation to the classification of investments in securities held to maturity, extending the term by which these securities may be sold or reclassified before their maturity, without affecting the ability to use said category and specifying the requirements of isolated events that are beyond the control of credit institutions, so that when they are updated and institutions sell or reclassify securities classified as held to maturity, they can continue to classify them into this category; in order to achieve greater adherence and consistency with the international regulations established in the International Financial Reporting Standards (IFRS). This Resolution entered into force on the day following the date of its publication and its application is prospective.

Changes in accounting estimates effective in 2017

Methodology for the estimation of preventive reserves and credit portfolio rating for non-revolving credit and housing mortgage loans, as well as for microcredits of credit institutions

On January 6th, 2017, the CNBV issued a Resolution that modified the Provisions by which it made certain adjustments to the methodology applicable to the rating and calculation of the credit risk preventive reserves corresponding to the non-revolving and housing mortgage loans portfolio of credit institutions. These adjustments are intended to calculate more accurately the credit risk preventive reserves that must be constituted, seeking the adequate solvency and stability of these institutions.

The CNBV, through this Resolution, incorporates new dimensions of risk at a customer level, such as the level of indebtedness, payment behavior and the specific risk profile of each product, since the current models of rating and provisioning only incorporate information at a loan level.

Likewise, the CNBV considers as appropriate to update and adjust the risk parameters of probability of default, loss given default and exposure at default that are considered for the rating of the loan portfolio and the calculation of the credit risk preventive reserves of the non-revolving loans and housing mortgage loans portfolio.

By means of this Resolution, the CNBV incorporates a specific methodology for the classification of microcredits granted by credit institutions and the estimation of credit risk preventive reserves of such portfolio, currently considered as part of the portfolio of non-revolving consumer credit loans, taking into account the probability of default, loss given default and the exposure at default, and whether the credits are individual or are granted on a group basis, which will more accurately reflect the risk of such credits through the creation of credit risk preventive reserves that are specific to this type of portfolios, to the benefit of the solvency and stability of credit institutions.

This Resolution entered into force on June 1st, 2017 and establishes that credit institutions must have constituted one hundred percent of the amount of credit risk preventive reserves corresponding to non-revolving mortgage and home mortgage loan portfolios, as well as of non-revolving consumer credit loans that should be classified as microcredits, derived from the use of the methodology mentioned above, no later than six months from that date. However, and in accordance with the Resolution published on June 26, 2017, the term extended by credit institutions to have constituted one hundred percent of the amount of such estimates no later than twelve months from of June 1st, 2017.

This Resolution is effective starting on June 1st, 2017 and establishes that the credit institutions must have constituted one hundred percent of the amount of the credit risk preventive reserves corresponding to the non-revolving and housing mortgage loan portfolios, as well as of non-revolving consumer credit loans that

46

must be classified as microcredits, derived from the use of the methodology mentioned above, no later than six months from that date. However, on July 26th, 2017 the CNBV issued a Resolution that extends the term by which credit institutions must have constituted one hundred percent of the amount of the reserves, no later than twelve months from June 1st, 2017.

Credit institutions must recognize in the stockholders' equity, within retained earnings, the initial cumulative financial effect derived from applying for the first time the corresponding rating methodology pursuant to this Resolution.

On December 16th, 2015, the CNBV issued a Resolution that modified the Provisions by which it made certain adjustments to the methodology applicable to the classification of consumer credit loan portfolio corresponding to credit card operations and other revolving credits, with the purpose of calculating more accurately the preventive estimate for credit risks that must be established, taking into account the possible risks related to the payment behavior and level of indebtedness of its borrowers, which is in line with the expected loss model that is the basis of the methodology for rating the loan portfolio.

This Resolution entered into force on April 1st, 2016 and establishes that credit institutions must have constituted one hundred percent of the amount of the credit risk preventive reserves corresponding to the consumer portfolio related to credit card operations and other revolving credits derived from the use of the abovementioned methodology, no later than six months after its entry into force. Accordingly, the Group established on October 1st, 2016 the corresponding preventive estimate for credit risks.

The initial financial effect resulting from the application of the adjustments to the credit portfolio for credit card operations and other revolving credits resulted in the creation of credit risk preventive reserves in the consolidated balance sheet within the heading of "Allowance for loan losses" in the amount of Ps.1,186 million, with a corresponding charge in stockholders' equity under "Retained earnings" for this same amount. In addition, and in accordance with Financial Reporting Standard (NIF) D-4, "Taxes on income" issued by the Mexican Council of Financial Information Standards, A.C. (CINIF), the Group recognized the relative deferred income tax of this initial financial effect derived from the adjustments to the methodology of qualification of the consumer credit portfolio corresponding to credit card operations and other revolving credits through an increase in "Deferred taxes and deferred profit sharing (net)" in the consolidated balance sheet with a corresponding increase in "Retained earnings" in stockholders' equity for an amount of Ps.356 million. Therefore, the initial financial effect recognized in stockholders' equity under "Retained earnings" amounted to Ps.830 million, net of deferred income tax.

Derived from considering a certain variable provided by the credit information companies used in the calculation of the methodology applicable to the qualification of consumer credit loan portfolio corresponding to credit card transactions and other revolving credits that considers the months elapsed of the borrower's arrears in its credit commitments with credit institutions as established in the Provisions, there was a decrease in the initial financial effect due to the application of the adjustments to the rating methodology for the consumer loan credit portfolio corresponding to credit card operations and other revolving credits mentioned in the previous paragraph in an amount of Ps.442 million, amounting to Ps.744 million, the definitive amount of the initial financial effect corresponding to October 1st, 2016.

This decrease in the initial financial effect resulted in a reduction of credit risk preventive reserves in the consolidated balance sheet as of September 30, 2017 under "Allowance for loan losses" for Ps.442 million, with a corresponding credit in the stockholders' equity under "Retained earnings" for the same amount. In addition, and in accordance with NIF D-4, "Taxes on income", the entity recognized the relative deferred income tax of this decrease in the initial financial effect through a decrease in "Taxes and employees in deferred income (net)" in the consolidated balance sheet, with a corresponding reduction of "Retained earnings" in stockholders' equity in the amount of Ps.133 million. Therefore, the decrease in the initial financial effect recognized as of September 30th, 2017 in stockholders' equity under "Retained earnings" is Ps.309 million, net of deferred income tax.

47

The following is the final financial effect of these adjustments to the methodology:

Prior methodology	$6,329
Current methodology	7,073

$744

Together with the decrease in the initial financial effect mentioned above, the Group recognized a credit risk preventive reserve in the consolidated balance sheet under "Allowance for loan losses" in the amount of Ps.280 million, with a corresponding charge in stockholders' equity under "Retained earnings" for this same amount derived from applying for the first time the methodology of estimation of credit risk preventive reserves and rating of credit portfolio in non-revolving credit portfolios, housing mortgage loans and microcredit as established in the Resolution that amended the Provisions published in the Federal Official Gazette (DOF) on January 6th, 2017 and June 26th, 2017. Additionally, and in accordance with NIF D-4, "Taxes on income", recognized the deferred income tax from this initial financial effect by increasing the "Taxes and employee profit sharing in deferred income (Net)" in the consolidated balance sheet with a corresponding increase to "Income from prior years" in stockholders' equity by an amount of Ps.84 million. Therefore, the initial financial effect recognized in stockholders' equity under "Income from prior years" for first applying the aforementioned methodology amounts to Ps.196 million, net of deferred income tax.

The following is the initial financial effect of these adjustments to the methodology:

Prior methodology	$5,843
Current methodology	6,123

$280

The Group made every reasonable effort to retrospectively determine the effect of applying the adjustments to the methodology discussed above. However, the determination was impractical in that it was not possible to objectively establish whether the required information could be obtained or was available in previous years.

Changes in Mexican Financial Standards (NIF) issued by the Mexican Board of Financial Reporting Standards (CINIF) applicable to the Group in 2017

A series of NIFs issued by the CINIF during 2013, 2014 and 2015 are described below, which will be effective in 2018. The CNBV has not yet determined whether these NIFs will be part of its Accounting Criteria. Consequently, it is not possible to know if its application will have a material effect on the financial information presented by the Group.

NIF C-2, "Investment in financial instruments" - Establishes the guidelines for valuation, presentation and disclosure of investments in financial instruments. It discards the concept of acquisition and holding intention of an investment in a debt or equity financial instrument to determine its classification and eliminates the categories of held to maturity and available for sale financial instruments and adopts the concept of "business model” for managing financial instruments.

NIF C-9, "Provisions, Contingencies and Commitments" - It establishes the guidelines for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope to reallocate the item related to financial liabilities in NIF C-19, "Financial liabilities". The definition of liability was modified, eliminating the concept of virtually unavoidable and including the concept of probable.

NIF C-16, "Impairment of financial assets" - It establishes the guidelines for valuation, accounting recognition, presentation and disclosure of impairment losses on financial assets.

48

NIF C-19, "Financial liabilities" - It establishes the valuation, presentation and disclosure guidelines for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities within the financial statements of an economic entity. The concepts of amortized cost to value the financial liabilities and the effective interest method, based on the effective interest rate, to make such valuation, are introduced. Both, the discounts and the costs of issuing a financial liability, are deducted from liabilities.

NIF C-20, "Financial assets" - It establishes the valuation, presentation and disclosure guidelines for the initial and subsequent recognition of financial assets in the financial statements of an economic entity that carries out financing activities. Discards the concept of acquisition and holding intention of the financial instruments to determine their classification and adopts the concept of “business model” for managing financial instruments.

Improvements to NIFs that generate accounting changes

NIF B-7, "Business Combinations" - The application of the change made in the Improvements to the NIFs 2016 is modified, so that change should be applied prospectively. In Improvements to NIFs 2016, CINIF indicated that acquisitions of entities under common control should be out of the scope of this NIF, regardless of how the amount of the consideration was determined.

NIF B-13, "Events after the date of the financial statements" - It establishes the guidelines to keep the classification as a long-term liability at the date of the financial statements, when a debtor entity obtains an agreement to maintain the long-term payments for a liability contracted with conditions of long-term debt and in which it has been in default during a subsequent period. Subsequent period occurs between the date of the financial statements and the date on which they are authorized for issuance to third parties.

NIF C-11, "Shareholders’ equity" - It is established that the costs of registering shares on a stock exchange should be recognized by the entity in the comprehensive income statement at the time of their deferment and not in shareholders' equity, since they are not considered as related to a capital transaction of the entity. Investors must own those shares at the date of registration and the issuing entity must had already received the corresponding funds. In addition, no profit or loss on the acquisition, replacement, issue or cancellation of the entity's own shares should be recognized within the comprehensive income statement.

NIF C-19, "Financial liabilities" - See improvement established in NIF B-13 "Events after the date of the financial statements".

NIF C-20, "Financial assets". See improvement established in NIF B-13 "Events after the date of the financial statements".

NIF D-3, "Employee benefits" - It establishes that the discount rate to be used in determining the present value of long-term liabilities should be a risk-free rate or very low credit risk-rate that represents the time value of money over time. Consequently, the entity could use, either, the risk-free rate of government bonds or the market rate of high-quality corporate bonds in absolute terms in a deep market, if it complies with all the requirements established in the NIF.

Likewise, it is introduced the option to recognize the remeasurements of the “Net Liabilities for Defined Benefits” or “Net Assets for Defined Benefits”, either in shareholders’ equity or directly in the comprehensive income statement at the date of its determination. The entity must be consistent in the recognition of the remeasurements. If any, the effects of the change of option should be recognized retrospectively.

Additionally, certain improvements were issued to NIFs 2017 that did not generate accounting changes.

NIF D-3 Employee benefits

In January 2015, the CINIF issued various amendments to NIF D-3 that were effective starting January 1st, 2016. The main effects on financial information of the Group are as follows:

49

•        Discount rate for liabilities - Defined Benefits Obligation (DBO)

a.      The discount rate to calculate the DBO will be determined by using the market rate of high-quality corporate bonds, if there is a deep market for such bonds. Otherwise, the risk-free rate of government bonds must be used.

•       Recognition of actuarial gains and losses

a.      The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

b.      The balance of cumulative actuarial gains and losses as of December 31st, 2015 will be recognized as part of shareholders´’ equity and in liabilities as of January 1st, 2016.

c.      Any actuarial gains and losses generated starting January 1st, 2016 will be treated as remeasurements of employee defined benefits and will be recognized in shareholders’ equity and in liabilities.

•       Amortization of actuarial gains and losses

a.      The actuarial gains and losses recognized in shareholders’ equity must be recycled to the comprehensive income statement during in the Remaining Useful Life of the Plan (RULP).

•       Expected return on plan assets

a.      The expected return on the plan assets will be estimated using the discount rate for the DBO instead of using the expected rate of return for the fund.

Due to the enactment of the NIF D-3 on December 31st, 2015, the CNBV issued transitory articles to the Provisions published in the DOF on November 9th, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the cumulative balance of the plan’s actuarial gains and losses that were not recognized by entities which used the “corridor” approach progressively, no later than December 31 of each year.

If the option of progressively applying the cumulative balance is selected, the recognition of such balances should begin in 2016, recognizing 20% in such year and another 20% in each of the subsequent years, until reaching 100% over a maximum five-year period. Credit institutions, which elect this option, must report their decision to the CNBV no later than January 31st, 2016.

The remeasurements of gains and losses from the defined benefits plan should be calculated on the total amount of the plan’s gains or losses; that is on the aggregate of the plan’s actuarial gains or losses of the period, and the cumulative balance of those plan’s actuarial gains or losses not recognized on the balance sheet of the credit institutions.

Similarly, if all or part of the residual effect is recognized before the established deadlines, the CNBV must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, if at least 20% or the total residual amount is recognized in the respective year.

The Group has selected the progressive recognition of the balance of plan amendments (past service) and the cumulative balance of the plan’s actuarial gains and losses that were not recognized according to the aforementioned paragraphs. This decision was informed to the CNBV on January 26th, 2016.

In this regard, the initial effect from the application of the NIF D-3 due to the cumulative balance of actuarial losses that were not recognized as of December 31st, 2015, amounts to Ps.2,771 million. This balance will

50

be recognized within shareholders’ equity under the heading of “Remeasurements for employee defined benefits” starting 2016, recognizing 20% of the cumulative balance in such year and an additional 20% in each of the subsequent years until reaching 100% over a maximum five-year period. Furthermore, this cumulative balance of actuarial losses not recognized as of December 31, 2015 will be recycled to the income statement during the RULP, which fluctuates between 9.5 and 14 years depending on the respective benefit.

As of June 30th, 2017 and as of December 31st, 2016, the Group recognized an increase of Ps.554 million in the liability item "Sundry creditors and other accounts payable" and a decrease in shareholders’ equity l under "Remeasurements for employee defined benefit" on the application of the aforementioned option. This amount of Ps.554 million corresponds to 20% of the cumulative balance of unrecognized actuarial losses as of December 31, 2015. Should this option not have been applied, the Group would have recognized in the consolidated balance sheet an increase in the liability item "Sundry creditors and other accounts payable" and a decrease in shareholders’ equity under "Remeasurements for employee defined benefit" for Ps.2,771 million.

The Group has refrained from applying the comparative adjustments derived from the restating changes made as described in NIF B-1 “Accounting changes and corrections of errors”, considering that it is impractical to determine the amounts corresponding to periods prior to 2016.

Special Accounting Criteria applicable in 2017

Natural phenomena occurred in September 2017

In view of the unfortunate events derived from recent natural phenomena that severely affected several localities of Mexico such as the earthquake with a magnitude of 8.2 on the Richter scale occurred on September 7th, 2017, as well as the hydro-meteorological phenomena "Lydia" and "Katia", the occurrence of severe rainfall, slope movement or any other natural phenomenon, the CNBV has decided to issue on a temporary basis various special accounting criteria applicable to credit institutions in respect of consumer, housing and commercial loans for customers with their domicile or credits whose source of payment is located in the municipalities declared by the Ministry of the Interior in the DOF during the month of September 2017 that were classified as current at the date of the loss as follows:

a. Credits with a single payment of principal at maturity and periodic payments of interest, as well as credits with a single payment of principal and interest at maturity, that are renewed or restructured, shall not be considered as past due portfolio under the terms established in the paragraph 79 of Accounting Criterion B-6, "Loan Portfolio", contained in Annex 33 of the Provisions. For this purpose, it is required that the new maturity, which in its case is granted to the borrower, is not greater than three months from the date on which it has expired.

The foregoing if they are registered as current portfolio at the date of the incident as established in paragraph 12 of Accounting Criterion B-6 and the corresponding renewal or restructuring procedures are completed no later than 120 calendar days after said date of the incident.

b. Loans with periodic payments of principal and interest that are subject to restructuring or renewal may be considered as current portfolio at the time this act is carried out, without the requirements established in paragraphs 82 and 82 of the Accounting Criterion B-6, "Loan Portfolio" consisting of:

i.    Not having elapsed at least 80% of the original term of the credit, when the borrower has paid:

  a)   all accrued interest, and

  b)   the principal of the original amount of the credit, which at the date of the renewal or restructuring should have been paid.

ii.   During the final 20% period of the original term of the credit, when the borrower has:

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  a)   liquidated all accrued interest;

  b)   paid the entire original amount of the loan that at the date of renewal or restructuring should have been liquidated, and

  c)   paid 60% of the original amount of the credit.

The foregoing, if they are credits that at the date of the incident are recorded as current portfolio as provided in paragraph 12 of Accounting Criterion B-6, "Loan Portfolio" and that the respective restructuring or renewal procedures, concluded no later than 120 calendar days after said date of the incident. Provided that the new maturity, which in its case grants to the borrower, is not more than 3 months from the date on which it has expired, except for group-based microcredits, the new term of which shall not exceed 6 months from the date on which it has expired.

  c.   Credits that are from its beginning considered as revolving, which are restructured or renewed within 120 calendar days following the date of the incident, shall not be considered as past-due portfolio in terms of what is established in paragraph 80 of Accounting Criterion B-6, "Loan Portfolio", said benefit may not exceed three months from the date on which they have expired.

The foregoing, if they are credits that at the date of the incident are recorded as current portfolio as provided in paragraph 12 of Accounting Criterion B-6, "Loan Portfolio".

  d.   In relation to the credits mentioned in items 1, 2 and 3 above, they shall not be considered as restructured in accordance with paragraph 40 of Accounting Criterion B-6, "Loan Portfolio".

As of September 30th, 2017, the Group is authorized by the CNBV to implement the Special Accounting Criteria above indicated by letter SHCP P-290-2017 dated September 15th, 2017. Also derived from the application of these Special Accounting Criteria, the Group granted loans through refinancing of credits with periodic payments of principal and interest to creditors who were affected by the earthquake with a magnitude of 8.2 on the Richter scale occurred on September 7th, 2017, who requested their application within the terms established in the Special Accounting Criteria, in the amount of Ps.311 million corresponding to commercial loan portfolio and Ps.1 million corresponding to mortgage loan portfolio, maintaining them classified as current loan portfolio.

In the event that the aforementioned Special Accounting Criteria were not applied, the Group would not have recognized an impact on the classification of loan portfolio in the consolidated balance sheet considering that these credits are classified as current portfolio, however have recognized an increase in the allowance for loan losses of Ps. 12 million charged to the consolidated income statement for this same amount.

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Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	SEPTEMBER 2017			SEPTEMBER 2016			SEPTEMBER 2015

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	13,195	6,777,548,750	1.95	11,173	6,778,958,343	1.65	9,917	6,777,863,566	1.46

Treasury stock		8,846,163			7,436,570			8,531,347

Diluted earnings per share	13,195	6,786,394,913	1.94	11,173	6,786,394,913	1.65	9,917	6,786,394,913	1.46

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	13,195	6,786,394,913	1.94	11,173	6,786,394,913	1.65	9,917	6,786,394,913	1.46

Balance outstanding shares as of September 30th, 2017	6,777,423,154

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Consolidated Balance Sheet by Segment
Million pesos
	As of September 30th, 2017			As of September 30th, 2016
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities
Assets	40,835	19,176	32,305	42,917	21,115	14,860
Cash and due from banks	0	3,036	0	0	2,150	0
Margin Accounts	0	131,173	171,945	0	124,572	159,108
Investment in securities	0	5,535	0	0	4,505	0
Debtors under sale and repurchase agreements	0	0	0	0	0	0
Derivatives	0	124,599	14,252	0	171,201	13,798
Valuation adjustment for hedged financial assets	0	0	0	0	0	36
Total loan portfolio	493,282	119,953	27	466,490	132,311	28
Allowance for loan losses	(18,106)	(2,335)	0	(16,576)	(3,566)	0
Loan Portfolio (net)	475,176	117,618	27	449,914	128,745	28
Accrued income receivable from securitization transactions	0	0	119	0	0	112
Other receivables (net)	1,686	52,752	13,948	1,295	64,685	13,145
Foreclosed assets (net)	491	29	0	348	114	0
Properties, furniture and fixtures (net)	4,804	810	72	4,578	772	67
Long-term investments in shares	0	0	91	0	0	124
Deferred taxes and deferred profit sharing (net)	0	0	18,006	0	0	17,532
Other assets	1,728	1,088	4,416	1,867	984	3,686
Total assets	524,720	455,816	255,181	500,919	518,843	222,496

Liabilities
Deposits	461,108	121,426	43,842	403,801	90,323	48,067
Credit instruments issued	0	11,074	32,966	0	13,826	33,786
Bank and other loans	17,357	2,201	29,952	31,605	82	44,433
Creditors under sale and repurchase agreements	9,472	110,531	0	10,279	100,939	0
Securities loan	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	16,767	0	0	28,910	0
Derivatives	0	127,371	7,767	0	178,297	15,761
Other payables	27,724	62,344	1,202	22,569	71,743	885
Subordinated debentures	0	0	32,706	0	0	25,251
Deferred revenues	487	0	0	593	0	0
Total liabilities	516,148	451,714	148,435	468,847	484,121	168,183
Total stockholders' equity	53,708	21,982	43,730	51,023	19,112	50,972
Total liabilities and stockholders' equity	569,856	473,696	192,165	519,870	503,233	219,155

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Income Statement by Segment
Million pesos
	9M17			9M16
	Retail Banking	Global Corporate Banking	Corporate Activities	Retail Banking	Global Corporate Banking	Corporate Activities

Net interest income	35,129	4,255	1,861	30,497	3,312	2,119
Provisions for loan losses	(14,817)	(1,161)	0	(13,465)	(644)	0
Net interest income after provisions for loan losses	20,312	3,094	1,861	17,032	2,668	2,119
Commission and fee income (expense), net	10,500	1,580	(18)	10,104	1,260	(34)
Net gain (loss) on financial assets and liabilities	658	1,791	(20)	622	1,173	223
Other operating income (expense)	300	110	184	670	71	(323)
Administrative and promotional expenses	(20,165)	(2,754)	(552)	(17,957)	(2,605)	(390)
Operating income	11,605	3,821	1,455	10,471	2,567	1,595

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Global corporate banking

The Global Corporate Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Global Corporate Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of September 30th, 2017
Million pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	599,592	1,983	1,143	173	3,299
Risk "A-1"	529,486	1,442	409	157	2,008
Risk "A-2"	70,106	541	734	16	1,291
Risk "B"	86,128	534	2,589	238	3,361
Risk "B-1"	30,749	121	1,040	11	1,172
Risk "B-2"	20,808	90	840	21	951
Risk "B-3"	34,571	323	709	206	1,238
Risk "C"	30,339	397	2,406	408	3,211
Risk "C-1"	17,232	177	1,051	115	1,343
Risk "C-2"	13,107	220	1,355	293	1,868
Risk "D"	15,403	2,080	2,675	784	5,539
Risk "E"	8,270	1,420	3,310	237	4,967
Total rated portfolio	739,732	6,414	12,123	1,840	20,377

Provisions created					20,377
Complementary provisions					64

Total					20,441

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Annex 2. Financial ratios according to CNBV

Percentages	3Q17	2Q17	3Q16	9M17	9M16

Past Due Loans Ratio	2.26	2.29	2.82	2.26	2.82

Past Due Loans Coverage	147.41	149.68	119.13	147.41	119.13

Operative Efficiency	2.63	2.57	2.25	2.56	2.23

ROE	13.88	16.05	13.16	15.01	12.49

ROA	1.33	1.49	1.25	1.44	1.19

Capitalization Ratio
Credit Risk	21.20	20.84	20.71	21.20	20.71
Credit, Market and operations risk	16.19	16.17	16.00	16.19	16.00

Liquidity	85.08	73.85	81.72	85.08	81.72

NIM (Net Interest Margin)	3.12	2.98	2.65	3.04	2.57

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of September 30th, 2017
Million pesos, except for number of shares
1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	5,248
Government securities	125,349
Private securities	177
Shares	3,024
133,798

Securities available for sale:
Government securities	153,163
Private securities	5,536
Shares	51
158,750

Securities held until maturity:
Government securities	7,813
Government securities (special cetes)	2,757
10,570

Total	303,118

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,921
Government securities	614
Total	5,535

Credit balances
Bank securities	3,512
Government securities	115,069
Private securities	1,422
Total	120,003
(114,468)

3. Investment in securities different to government securities

As of September 30th, 2017, the investments in debt securities with the same issuer, are less than 5% of Total Capital of Santander México

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30th, 2017, are as follows:

Trading
Swaps
Interest rate	4,599,556

58

Cross currency	891,357
Equity	1,546

Futures	Buy	Sell

Interest rate	60	12,000
Foreign currency	8,221	0
Index	7,705	43

Forward contracts

Foreign currency	277,957	5,201
Equity	1	7,740

Options	Long	Short

Interest rate	109,314	131,123
Foreign currency	91,171	94,685
Index	15,993	12,807
Equity	92	83

Total trading derivatives	6,002,973	263,682

Hedging
Cash flow
Interest rate swaps	4,950
Cross currency swaps	40,379
Foreign Exchange Forwards	69,575

Fair value
Interest rate swaps	2,869
Cross currency swaps	21,935

Total hedging derivatives	139,708

Total derivative financial instruments	6,142,681	263,682

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of September 30th, 2017, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	251,296	50,942	0	3,629	819	306,686
Financial entities	13,047	902	0	2	0	13,951
Government entities	37,812	16,138	0	0	0	53,950
Commercial loans	302,155	67,982	0	3,631	819	374,587
Consumer loans	101,077	0	0	0	0	101,077
Media and residential	105,509	727	2,938	0	0	109,174
Of social interest	105	0	0	0	0	105
Credits acquired from INFONAVIT or FOVISSSTE	14,452	0	0	0	0	14,452
Mortgage loans	120,066	727	2,938	0	0	123,731
Total performing loan portfolio	523,298	68,709	2,938	3,631	819	599,395

59

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	3,561	633	0	1	4,195
Commercial loans	3,561	633	0	1	4,195
Consumer loans	4,519	0	0	0	4,519
Media and residential	3,832	65	479	0	4,376
Of social interest	18	0	0	0	18
Credits acquired from INFONAVIT or FOVISSSTE	759	0	0	0	759
Mortgage loans	4,609	65	479	0	5,153
Total performing loan portfolio	12,689	698	479	1	13,867

The analysis of movements in non-performing loans from January 1st to June 30th, 2017, is as follows:

Balance as of January 1st, 2017		14,683

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		22,448

Collections
Cash	(1,867)
Transfer to performing loan portfolio	(5,916)
Proceeds from foreclosure proceedings	(328)

Write-offs		(15,153)

Balance as of September 30th, 2017		13,867

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to September 30th, 2017, is as follows:

Balance as of January 1st, 2017	19,912

Allowance for loan losses	15,978
Recoveries credited in results from retained earnings	(19)
Write-offs	(15,153)
Charge to capital due to methodology change (financial entities loans)	(162)
Foreign exchange result	(115)
Balance as of September 30th, 2017	20,441

The table below presents a summary of write-offs by type of product as of September 30th, 2017:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,231	57	1,288	26
Mortgage loans	583	28	611	12
Credit card loans	1,716	37	1,753	35
Consumer loans	1,341	28	1,369	27
Total	4,871	150	5,021	100

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Second quarter
Commercial loans	1,083	385	1,468	30
Mortgage loans	275	22	297	6
Credit card loans	1,711	100	1,811	37
Consumer loans	1,228	76	1,304	27
Total	4,297	583	4,880	100

Third quarter
Commercial loans	1,229	527	1,756	33
Mortgage loans	120	21	141	3
Credit card loans	1,835	87	1,922	37
Consumer loans	1,346	87	1,433	27
Total	4,530	722	5,252	100

Accumulated 2017
Commercial loans	3,543	969	4,512	30
Mortgage loans	978	71	1,049	7
Credit card loans	5,262	224	5,486	36
Consumer loans	3,915	191	4,106	27
Total	13,698	1,455	15,153	100

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.2,923 correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES for housing loan debtor support programs			2,923

Total securities held to maturity (no reserve)

Minus-
Reserve for Special CETES			(166)
Total securities held to maturity , net			2,757

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet as of September 30th, 2017, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	102.64	1,310
B4-270701	423-2	15,292,752	01-jul-27	102.64	1,570
B4-220804	431-2	440,294	04-aug-22	93.98	41
BC-220804	431-2	71,442	04-aug-22	32.60	2
					2,923

10. Average interest rates paid on deposits

The average interest rates paid on deposits during September 2017, is as follow:
Pesos	USD

61

Average balance	321,072	61,519
Interest	6,306	39
Rate	2.59%	0.08%

11. Bank and other loans

As of September 30th, 2017, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in pesos

Central Bank	3,000	7.01%	From 1 to 5 days
Call money	2,829	6.85%	From 1 to 2 days
Local bank loans	1,500	7.56%	Up to 2 years
Public fiduciary funds	9,649	7.28%	From 1 day to 13 years
Development banking institutions	22,820	7.51%	From 1 day to 20 years
Total	39,798
Loans in foreign currency

Foreign bank loans	7,440	1.96%	From 1 day to 4 years
Call money	1,307	0.74%	From 1 to 2 days
Public fiduciary funds	764	2.31%	From 2 days to 7 years
Development banking institutions	4	7.29%	From 6 days to 3 months
Total	9,515

Total loans	49,313
Accrued interests	197

Total bank and other loans	49,510

12. Current and deferred taxes

Current taxes are composed as follows as of September 30th, 2017

Income taxes	1,078
Deferred taxes	1,882	(1)
Total Bank	2,960
Current and-deferred taxes from other subsidiaries	727
Total Financial Group	3,687

(1) Deferred taxes are composed as follows:

Global provision	724
Fixed assets and deferred charges	(33)
Net effect from financial instruments	1,205
Accrued liabilities	14
Others	(28)
Total Bank	1,882
Allowance for loan losses of subsidiaries, net	70
Others, subsidiaries	(163)
Deferred income tax (net), Financial Group	1,789

62

As of September 30th, 2017, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	8,475
Other	9,531
Total deferred income tax (net)	18,006
Deferred taxes registered in balance sheet accounts	18,006
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of September 30th, 2017, the deferred Employee profit sharing “EPS” is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,129
Fixed assets and deferred charges	757
Accrued liabilities	312
Capital losses carryforward	869
Commissions and interests early collected	762
Foreclosed assets	72
Labor provisions	167
Deferred EPS asset:	4,068

Deferred EPS liability:

Net effect from financial instruments	(11)
Advance prepayments	(122)
Others	(46)
Deferred EPS liability	(179)

Less - Reserve	(114)
Deferred EPS asset (net)	3,775

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

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Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	59,982
3	Other elements of other comprehensive income (and other reserves)	22,456
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	117,236
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	4,423
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	6
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	34
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,672
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	24,698
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	22,753
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0

64

I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,021
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	923
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	35,566
29	Level 1 Common Capital (CET1)	81,669
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,061
31	of which: Qualify as capital under the applicable accounting criteria	9,061
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,061
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,061
45	Level 1 capital (T1 = CET1 + AT1)	90,730
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	23,693
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	119
51	Level 2 capital before regulation adjustments	23,812
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments

65

54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	23,812
59	Total stock (TC = T1 + T2)	114,542
60	Total Risk Weighted Assets	707,365
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.55%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.83%
63	Total capital (as percentage of assets weighted by total risks)	16.19%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	15.25%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.55%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	5,854
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1th, 2018 and January 1th, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)

66

84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

68

21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.

69

P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.

70

56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.

71

83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,212,150
BG1	Funds Available	92,282
BG2	Margin accounts	1,422
BG3	Investment in securities	302,386
BG4	Debtors under sale and repurchase agreements	4,917
BG5	Securities loans)	0
BG6	Derivatives	138,850
BG7	Valuation adjustment for hedged financial assets	(0.31833)
BG8	Total loan portfolio	553,751
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	67,894
BG11	Foreclosed assets (net	356
BG12	Property, furniture and fixtures (net)	5,675
BG13	Long-term investment in shares	25,398
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	12,253
BG16	Other assets (net)	6,967
	Liabilities	1,094,905
BG17	Deposits	671,237
BG18	Bank and other loans	27,879
BG19	Creditors under sale and repurchase agreements	121,313
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	16,767
BG22	Derivatives	135,138
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	89,565
BG26	Subordinated debentures outstanding	32,753
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	252
	Shareholders' Equity	117,245
BG29	Paid-in capital	34,798
BG30	Other capital	82,448

72

	Memorandum accounts	4,884,188
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	38
BG33	Credit commitments	111,820
BG34	Assets in trust or mandate	160,937
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,514,911
BG37	Collateral received by the entity	65,105
BG38	Collateral received and sold or pledged as guarantee	38,371
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	388
BG41	Other accounts	992,617

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 6,896 Minus: deferred charges and advance payments 544; intangibles 4,287; advance payments that are computed as risk assets 48; other assets are computed as risk assets 282
2	Intangible assets	9	4,287	BG16= 6,896 Minus: deferred charges and advance payments 544; intangibles 1,735; advance payments that are computed as risk assets 48; other assets that are computed as risk assets 282
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0

73

6	Investment in own-equity securities	16	5	BG3= 285,023 Minus: Reciprocal investments in common capital of financial entities 31; Investments in securities computed as risk assets 284,987
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	31	BG3= 285,023 Minus: Investment in own-equity securities 5; Investments in securities computed as risk assets 284,987
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,766	BG15= 13,117 Minus: Amount computed as risk asset 8,351
13	Reserves recognized as complementary capital	50	119	BG8= Total loan portfolio 536,386
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 24,906 Minus: Investments in subsidiaries 21,784; Investments in clearing houses 1,342; Investments in associated companies 84; Other investments that are computed as risk assets 1,697
16	Investments in associated companies	26 - E	21,784	BG13= 24,906 Minus: Investments in clearing houses 1,342; Investments in associated companies 84; Other investments that are computed as risk assets 1,697
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	544	BG16= 6,896 Minus: intangible assets 1,735; others assets that are computed as risk assets 48; intangible assets 4,287; other assets are computed as risk assets 282
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	1,342	BG13= 24,906 Minus: Investments in subsidiaries 21,784; Investments in associated companies 84; other investments that are computed as risk assets 1,697

74

	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Retained earnings	2	59,995	BG30= 77,968 Minus: other items of earned capital 17,986, cumulative effect of conversion 13
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	17,964	BG30= 77,968 Minus: Retained earnings 59,995,cumulative effect of conversion 13
38	Paid-in capital that meets with Exhibit 1-R	31	9,018	BG26= 32,920 More: Subordinated debt instruments non-convertible
39	Paid-in capital that meets with Exhibit 1-S	46	23,902	BG26= 32,920 More: Subordinated debt instruments convertible 9,018
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0

75

47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).

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26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	56,593	4,527
Transactions with debt instruments in national currency with surtax and reviewable rate	2,400	192
Transactions in national currency with real rate or denominated in UDIs	5,391	431
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,712	937
Positions in UDIs or with yield referred to INPC	53	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	208	17
Transactions in foreign currency with nominal rate	42,366	3,389
Positions in foreign currency or with yield indexed to the exchange rate	8,462	677
Positions in shares or with yield indexed to the price of one share or set of shares	1,648	132
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

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Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	42	3
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	32,792	2,623
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,292	103
Group III (weighted at 11.5%)	1,196	96
Group III (weighted at 20%)	14,188	1,135
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	7	1
Group III (weighted at 28.75%)	411	33
Group III (weighted at 50%)	18,479	1,478
Group III (weighted at 57.5%)	466	37
Group III (weighted at 60%)	33	3
Group III (weighted at 75%)	41	3
Group III (weighted at 100%)	5,101	408
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	7,728	618
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	6	0
Group V (weighted at 50%)	3,001	240
Group V (weighted at 115%)	295	24
Group V (weighted at 150%)	230	18
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	29,056	2,324
Group VI (weighted at 75%)	14,165	1,133
Group VI (weighted at 100%)	48,064	3,845
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	14,317	1,145
Group VII-A (weighted at 23%)	89	7
Group VII-A (weighted at 50%)	2,909	233
Group VII-A (weighted at 57.5%)	0	0

78

Group VII-A (weighted at 100%)	159,262	12,741
Group VII-A (weighted at 115%)	21,614	1,729
Group VII-A (weighted at 120%)	119	9
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1,689	135
Group VII-A (weighted at 172.5%)	174	14
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,940	155
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	24,825	1,986
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	3,383	271
Group VIII (weighted at 150%)	2,948	236
Group IX (weighted at 100%)	64,584	5,167
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,357	109
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	27,539	2,203
Credit Valuation Adjustment on Derivative Operations	36,824	2,946
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	38,367	3,069

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		42,441

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.

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2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,511.71
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.15
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos

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10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAB99	05969B AB9
		Reg S	USP1507SAD91	P1507S AD9
3	Governing Law	The Capital Notes and their corresponding Indenture are governed by, and construed in accordance with, the law of the State of New York. Whether a Trigger Event (leading to a Write-Down) or a Mexican Regulatory Event (leading to a Suspension Period) has occurred is based upon a determination by the applicable Mexican regulator, in accordance with Mexican law (as amended from time to time). Whether a Withholding Tax Event or a Tax Event has occurred is based upon a determination in accordance with Mexican law (or other applicable law in the case of a Withholding Tax Event involving a jurisdiction other than Mexico), as amended from time to time, evidenced by an opinion of a nationally recognized law firm and, if required, a certification by the Issuer. Whether a Capital Event has occurred is determined by the Issuer in accordance with Mexican law (as amended from time to time). The ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican law (as amended from time to time). The Issuer will waive any rights it may have under the law of the State of New York not to give effect to any such determination to the fullest extent permitted by applicable law. Any proceedings in respect of the Issuer’s concurso mercantil or bankruptcy will be conducted in accordance with the Mexican Bankruptcy Law, and any merger or consolidation shall be subject to applicable approvals under the Mexican Banking Law and any other applicable Mexican laws, as amended from time to time.

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Regulatory Treatment
4	Capital category the Capital Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Capital Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Capital Notes.
8	Amount acknowledged as regulatory capital	$23,902,131,488.00
9	Instrument's Face Value	$23,481,380,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	December 27, 2013.
12	Type of Expiration	Expiration Date.
13	Expiration Date	January 30, 2024.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	Optional Redemption Date	January 30, 2019.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

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15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Event or a Special Event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Capital Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Capital Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Capital Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Capital Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Capital Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, (ii) both (A) the CNBV notifies Banco Santander Mexico that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (y Banco Santander Mexico’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander Mexico’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander Mexico has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental

83

authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies Banco Santander Mexico of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license for the Issuer’s failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander Mexico.

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes constitute subordinated indebtedness, and (i) will be subordinated and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	N.A. This is a private instrument that is not registered nor listed.
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to

84

conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.

Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,031,300,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with

85

respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.
20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.

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26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander (México), S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table V.2

Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.

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5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

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LEVERAGE RATIO

Integration of the main sources of leverage
	Item	Sep 2017
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,068,383
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(35,566)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,032,817
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	32,428
5	Add-on amounts for PFE associated with all derivatives transactions	48,752
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)
9	Adjusted effective notional amount of written credit derivatives
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
11	Total derivative exposures (sum of lines 4 to 10)	81,181
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	43,306
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(38,389)
14	CCR exposure for SFT assets	1,839
15	Agent transaction exposures
16	Total securities financing transaction exposures (sum of lines 12 to 15)	6,756
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	111,858
18	(Adjustments for conversion to credit equivalent amounts)	(43,926)
19	Off-balance sheet items (sum of lines 17 and 18)	67,932
Capital and total exposures
20	Tier 1 capital	90,730
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,188,686
Leverage ratio
22	Basel III leverage ratio	7.63%

Table II.1
Comparison total assets and assets adjusted
	Item	Sep 17
1	Total consolidated assets as per published financial statements	1,212,150
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0

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3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(35,566)
4	Adjustments for derivative financial instruments	(57,669)
5	Adjustment for securities financing transactions	1,839
6	Adjustment for off-balance sheet items	67,932
7	Other adjustments
	Leverage ratio exposure	1,188,686

Table III.1
Conciliation of total assets and exposure in the balance
	Item	Sep 17
1	Total consolidated assets as per published financial statements	1,212,150.17
2	operative derivative financial instruments	(138,850.07)
3	operative securities financing transactions	(4,916.92)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,068,383

Table IV.1
Variation of the elements
	Mar 2017	Jun 2017
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	87,282	90,730	4%
Adjusted assets	1,164,008	1,188,686	2%
Leverage ratio	7.50%	7.63%

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of September 30th, 2017, is provided:

- As of September 30th, 2017 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.46,509 million representing the 53.29% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

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With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99
Casa de Bolsa Santander, S.A. de C.V.	99.97

20. Internal Control

The activities of Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

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▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology, Operations and Human Resources

▪	Deputy General of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

➢ Deputy General Direction of Channels and Distribution

➢ Deputy General Direction of Products

➢ Deputy General Direction of Clients

➢ Deputy General Direction of Commercial Planning

➢ Deputy General Direction of Chief Experience Officer

➢ Executive Director of Project Strategy, Retail and Payrolls

▪	Deputy General Director of Enterprises and Institutions

▪	Deputy General Director of Risk

▪	Deputy General Director of Global Corporate Banking

▪	Deputy General Director of Public Affairs and Strategy

▪	Executive Direction of Internal Audit

▪	Executive Direction of Innovation

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

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The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	13,195

Temporary differences in classification of hedging instruments	(203)	(a)

Income and expenses from the Headquarter	335	(b)

Other differences	928

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	14,255

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	191
Derivatives (asset)	49,288
Performing loan portfolio	2,810
Other receivables, (net)	1,634

Payable
Time deposits	2,506
Demand deposits	529
Credit instruments issued	1,062
Creditors under sale and repurchase agreements	2
Derivatives (liability)	34,780
Other payables	16,634
Subordinated debentures	27,788

Revenues
Interest	126
Commissions and fee income	4,458
Other	42

Net gain (loss) on financial assets and liabilities	(17,758)

Expenses
Interest	1,123
Administrative expenses	304
Technical assistance	1,608
Commissions and fee expense	74
Other	95

23. Interests on loan portfolio

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As of September 30th, 2017, the consolidated statement of i includes in the item "Interest income " Ps.52,083 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of third quarter of 2017 (unaudited) amounted to:

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Bank and Brokerage
	VaR (Thousands of pesos)%
Trading Desks	98,448.14	0.09%
Market Making	82,547.98	0.07%
Proprietary Trading	20,554.62	0.02%

Risk factor	98,448.14	0.09%
Interest rate	100,634.21	0.09%
Foreign exchange	65,117.86	0.06%
Equity	5,285.91	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2017 (unaudited) amounted to:

Bank and Brokerage
	VaR (Thousands of pesos)%
Trading Desks	84,025.21	0.07%
Market Making	73,211.98	0.06%
Proprietary Trading	28,510.03	0.03%

Risk factor	84,025.21	0.07%
Interest rate	84,232.40	0.07%
Foreign exchange	52,586.13	0.05%
Equity	6,513.95	0.01%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

•	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

•	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Jul-17	Aug-17	Sep-17	Average	Jul-17	Aug-17	Sep-17	Average
Balance MXN GAP	18%	30%	32%	27%	57%	54%	53%	55%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	64%	65%	64%	64%	41%	20%	28%	30%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third of 2017:

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(487)	(474)	(13)	+100 bp	(2,799)	254	(3,053)
Balance USD GAP	(100) bp	(233)	195	(428)	(100) bp	(334)	(534)	200

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	115,830	13,942	55,255	25,304	29,383	55,270	2,308	(9,992)	88,744	(144,381)
Non Derivative	134,581	16,834	57,569	6,174	11,610	27,766	11,961	13,295	81,206	(91,832)
Derivatives	(18,751)	(2,892)	(2,314)	19,130	17,773	27,504	(9,654)	(23,287)	7,537	(52,549)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

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Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit

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exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the third quarter of 2017:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-17	Aug-17	Sep-17	Average
Sovereign Risk, Development Banking and Financial Institutions	16,122.37	16,006.65	16,787.20	16,305.41
Corporates	1,277.01	1,394.74	1,358.58	1,343.44
Companies	191.26	185.82	164.33	180.47

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the third quarter of 2017, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the Third Quarter of 2017
Interest Rate Derivatives	15,991.97
Exchange Rate Derivatives	36,142.20
Bonds Derivatives	0.16
Equity Derivatives	415.64
Total	52,549.96

The Expected Loss of Grupo Financiero Santander at the end of the for third quarter of 2017, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the third quarter of 2017 are:

Expected Loss
Millions of U.S. Dollars
Segment	Jul-17	Aug-17	Sep-17	Average
Sovereign Risk, Development Banking and Financial Institutions	18.31	18.28	18.38	18.32
Corporates	2.57	2.80	3.08	2.82
Companies	1.74	1.88	1.71	1.78

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to

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mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the third quarter of 2017:

Cash collateral	72.28%
Collateral refer to bonds issued by the Mexican Federal Government	27.72%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

•	Risk appetite, defined as the level of risk that the Bank is willing to accept

•	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

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e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Santander Mexico had a monthly average loss of $38.5 million pesos for Operational Risk overall the quarter.

Since December 2016, Santander applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee. Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

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In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a fourth party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

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Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2017, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
Millions of Pesos as of September 30th, 2017

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	283,159	2,199	2,328
Forwards	Equity	Trading	7,741	(69)	33

Futures	Foreign Currency	Trading	8,221	(184)	(337)
Futures	Market Index	Trading	7,747	66	(14)
Futures	Interest Rate	Trading	12,060	(6)	(6)
Futures	Equity	Trading	18	(5)	0

Options	Equity	Trading	203	(28)	(29)
Options	Foreign Currency	Trading	185,857	880	810
Options	Market Index	Trading	28,772	373	425
Options	Interest Rate	Trading	240,436	(164)	(292)

Swaps	Cross Currency	Trading	891,357	(4,135)	(8,825)
Swaps	Interest Rate	Trading	4,599,556	(1,802)	(2,046)
Swaps	Equity	Trading	1,546	103	0

Forwards	Foreign Currency	Hedging	69,575	2,504	4,615

Swaps	Cross Currency	Hedging	62,313	4,015	5,321
Swaps	Interest Rate	Hedging	7,819	(34)	(139)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the third quarter of 2017, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the third quarter of 2017, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	430	30
Equity Forward	16	0
OTCEquity	226	0
OTCFx	1730	0
Swaptions	1	0
Fx Forward	1178	57
IRS	991	388
CCS	45	3

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The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third quarter of 2017, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2017:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	1.52	5.50

Vega Risk factor
	EQ	FX	IR
Total	2.43	1.22	(0.64)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.33	(17.82)

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It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and Exchange rate (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were increased by 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were increased by 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2017:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(67)
Remote scenario	(1,854)
Possible scenario	(1,021)

25. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the third quarter of 2017 the weighted average CCL for the Bank is 149.26%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

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Million pesos		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	Not applicable	121,745
CASH OUTFLOWS
2	Unsecured retail financing	187,050	11,945
3	Stable funding	135,192	6,760
4	Less stable funding	51,858	5,186
5	Unsecured wholesale funding	350,903	119,841
6	Operational deposits	253,532	59,407
7	Non-operational deposits	83,997	47,060
8	Unsecured debt	13,374	13,374
9	Secured wholesale funding	Not applicable	735
10	Additional requirements:	196,093	49,773
11	Outflows related to derivatives exposures and other collateral requirements	65,703	41,310
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	130,390	8,463
14	Other contractual funding obligations	60,591	244
15	Other contingent funding obligations	3,543	3,543
16	TOTAL CASH OUT	Not applicable	186,081
CASH INFLOWS
17	Cash inflows secured transactions	45,947	6,033
18	Cash inflows from operations unsecured	96,017	72,462
19	Other cash inflows	25,258	25,258
20	TOTAL CASH INFLOWS	167,222	103,752
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	Not applicable	121,745
22	TOTAL NET CASH OUT	Not applicable	82,329
23	LIQUIDITY COVERAGE RATIO	Not applicable	149.26%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter there was a decrease in CCL supported by an increase in commercial gap, as well as a methodology change in derivative instruments.

c)	Changes of major components within the quarter report.

•	During the quarter there was a decrease in CCL supported by an increase in commercial gap, as well as a methodology change in derivative instruments.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

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f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q17, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/06/2017	Term	Amount
Million pesos
Consolidated	90 days	Ps.108,528
Local Currency	90 days	28,707
Foreign Currency	30 days	70,883

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2017. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

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	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Money Market	95,682	45,991	0	10	10	38	19	0	49,614
Loans	754,342	53,854	64,763	76,252	96,643	229,647	93,840	142,239	(2,896)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	21	0	0	0	0	0	0	0	21
Securities	291,944	258,605	122	179	358	1,438	1,436	12,927	16,878
Permanent	9,900	0	0	0	0	0	0	0	9,900
Other Balance Sheet Assets	2,122,174	0	0	0	0	0	0	0	2,122,174
Total Balance Sheet Assets	3,274,063	328,450	64,885	76,441	97,011	231,124	95,295	155,165	2,195,692
Money Market	(102,993)	(18,759)	(29)	0	0	0	0	0	(84,205)
Deposits	(585,017)	(252,784)	(36,120)	(36,270)	(51,129)	(114,898)	(49,308)	(44,508)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(180,278)	(5,932)	(13,476)	(15,036)	(17,164)	(48,497)	(26,004)	(21,630)	(32,538)
Equity	(112,781)	0	0	0	0	0	0	0	(112,781)
Other Balance Sheet Liabilities	(2,121,861)	0	0	0	0	0	0	0	(2,121,861)
Total Balance Sheet Liabilities	(3,102,928)	(277,476)	(49,624)	(51,306)	(68,293)	(163,395)	(75,311)	(66,138)	(2,351,385)
Total Balance Sheet Gap	171,135	80,975	15,261	25,135	28,718	67,728	19,984	89,027	(155,693)
Total Off-Balance Sheet Gap	12,713	(11,544)	(1,211)	1,572	3,890	1,677	156	6,435	11,738
Total Structural Gap		81,637	12,517	26,386	26,274	67,230	17,194	95,462	(144,185)
Accumulated Gap		160,816	94,154	120,540	284,348	214,043	231,237	326,699	182,514

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

107

Item 2

Santander

3Q.17

Earnings Presentation

Santander

SANMEX

BSMX LISTED NYSE

3Q.17 Earnings Presentation

2 Earnings Presentation 3Q17 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke Grupo Financiero Santander México’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México’s banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 3Q17 Gaining traction in profitability ▪ Efficiency ratio 1 42.69% +135 bps 41.67% - 49 bps ▪ ROAE 2 14.22% +84 bps 15.38% +268 bps Total loans up 2.4% YoY maintaining focus on profitability ▪ High - Margin segment growth +9.0% YoY ▪ Low - Margin segment growth - 4.3% YoY Sound asset quality ▪ NPL ratio 2.26% - 70 bps ▪ Cost of risk 3.72% +31 bps 3.54% +26 bps Deposit growth of 15.5% YoY ▪ Individual demand deposits +12.1% YoY Source: Company filings CNBV GAAP Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex (net of allowances) (3Q17*4) Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex (net of allowances) (9M17/3*4) 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q16;3Q17) Year to date = Annualized cumulative net incomer as a percentage of average equity (4Q16;3Q17) Focus on Profitable Growth and Strategy Execution to Become Customers’ Primary Bank 3Q17 YoY Var 9M17 YoY Var Corporate reorganization proposals ▪ Merger of Grupo Financiero Santander Mexico into Banco Santander Mexico ▪ Divestiture of custody business ▪ Acquisition of IT subsidiary from parent company

4

Sound Growth in Industry Credit and Deposits

Total Loans

YoY Growth
4,168
4,339
4,354
4,462
4,538
13.7%
12.9%
12.0%
10.3%
10.9%
3Q16
4Q16
1Q17
2Q17
Aug'17

Total Deposits

YoY Growth
4,020
4,203
4,246
4,400
4,387
13.7%
13.3%
11.4%
10.9%
10.0%
3Q16
4Q16
1Q17
2Q17
Aug'17

Consumer[1] (YoY Growth)

13.1%
12.4%
11.6%
10.4%
9.7%
3Q16
4Q16
1Q17
2Q17
Aug'17

Demand Deposits (YoY Growth)

14.3%
14.9%
11.7%
10.9%
9.7%
3Q16
4Q16
1Q17
2Q17
Aug'17

Earnings Presentation 3Q17
Santander

4 Earnings Presentation 3Q17 Sound Growth in Industry Credit and Deposits Total Loans Total Deposits 4,3874,400 4,246 4,203 4,020 10.0% 2Q17 10.9% 1Q17 13.3% 3Q16 13.7% 11.4% 4Q16 Aug’17 4,538 4,462 4,3544,339 4,168 Aug’17 10.9% 2Q17 10.3% 1Q17 12.0% 4Q16 12.9% 3Q16 13.7% YoY Growth YoY Growth Consumer 1 ( YoY Growth) 2Q17 10.4% 1Q17 11.6% 4Q16 12.4% 3Q16 13.1% Aug’17 9.7% Source: CNBV Banks as of August 2017 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits (YoY Growth) 1Q17 10.9% Aug’17 9.7% 2Q17 11.7% 4Q16 14.9% 3Q16 14.3%

5

Total Loans

+2.4%
598,829
591,428
584,711
589,910
613,262
+4.0%
3Q16
4Q16
1Q17
2Q17
3Q17

Loan Portfolio Breakdown

Consumer 9%
Middle-Market 25%
Corporates 14%
Gov&FinEnt 11%
SMEs 11%
Mortgages 21%
Credit Cards 9%

	3Q17	Var YoY	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:				
Middle-market	154,630	11.9%		
SMEs	70,297	5.2%		
Credit cards	53,220	5.0%	**53.9%**	**69.7%**
Consumer	52,376	10.1%		
	330,523	**9.0%**		
Low-margin segments:				
Corporates	85,954	-14.2%		
Government+Fin. Ent.	67,901	-1.0%	**46.1%**	**30.3%**
Mortgage	128,884	1.7%		
	282,739	**-4.3%**		

Earnings Presentation 3Q17
Santander

5 Earnings Presentation 3Q17 Total Loans Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Individual loans include: mortgages, credit cards and consumer Loan Portfolio Breakdown High - Margin Segments Performed Well Despite Softer Total Loan Growth Middle - Market 25% Corporates 14% Gov&FinEn t 11% SMEs 11% Mortgages 21% Credit Cards 9% Consumer 9% 613,262 589,910 584,711 591,428 598,829 1Q17 +4.0% 3Q16 3Q17 2Q17 4Q16 +2.4% 3Q17 Var YoY Contribution to: Loans NII Loans High - margin segments: Middle - market 154,630 11.9% 53.9% 69.7% SMEs 70,297 5.2% Credit cards 53,220 5.0% Consumer 52,376 10.1% 330,523 9.0% Low - margin segments: Corporates 85,954 - 14.2% 46.1% 30.3% Government+Fin. Ent. 67,901 - 1.0% Mortgage 128,884 1.7% 282,739 - 4.3%

6

Individual Loans

3Q16 225,008 → +4.2% → 234,480 3Q17

Mortgages

+1.7%
126,728
128,836
127,565
127,380
128,884
+1.2%
3Q16
4Q16
1Q17
2Q17
3Q17

Credit Cards

+5.0%
50,702
51,537
50,845
52,128
53,220
+2.1%
3Q16
4Q16
1Q17
2Q17
3Q17

Consumer[1]

+10.1%
47,578
48,528
49,069
50,869
52,376
+3.0%
Personal
Payroll
3Q16
4Q16
1Q17
2Q17
3Q17

Earnings Presentation 3Q17
Santander

6 Earnings Presentation 3Q17 234,480 225,008 Consumer 1 Credit Cards Mortgages Individual Loans 53,220 52,128 50,845 51,537 50,702 3Q16 4Q16 1Q17 +2.1% +5.0% 2Q17 3Q17 128,836 127,565 126,728 3Q17 127,380 2Q17 +1.2% 3Q16 1Q17 4Q16 128,884 +1.7% 3Q16 3Q17 +4.2% 48,528 +10.1% 3Q17 3Q16 47,578 49,069 52,376 1Q17 2Q17 4Q16 +3.0% 50,869 Personal Payroll » Continued penetration of Aeromexico co - branded card reaching +747 thousand customers, 39% new clients » Credit card usage up 17%YoY » 3 rd largest market player » 3 rd largest market player » Run - off of the ING portfolio impacts overall mortgage loan growth » New mortgage origination +8% » Robust growth in payroll, up 9% YoY » +2.5 million Santander Plus clients , 51% new customers » Attracting new payroll accounts leveraging strong position in middle market Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of August 2017 Notes: 1) Includes personal, payroll and auto loans Good Performance in Consumer Loans Impacted by Softer Dynamics in Mortgages

7

Loyal Customers[1]

+26.5%
1,507
1,623
1,670
1,832
1,906
3Q16
4Q16
1Q17
2Q17
3Q17

Digital Customers

+51.4%
1,203
1,370
1,530
1,698
1,821
3Q16
4Q16
1Q17
2Q17
3Q17

A loyal customer is 4x more profitable

Net New Customers[1]

Inflow[1]
Outflow[1]
Net
+0.4%
2,969
2,979
Sep16
Sep17
-48.5%
2,201
1,134
Sep16
Sep17
+140.2%
768
1,845
Sep16
Sep17

Mobile Customers

+78.7%
743
901
1,041
1,187
1,327
3Q16
4Q16
1Q17
2Q17
3Q17

Earnings Presentation 3Q17
Santander

7 Earnings Presentation 3Q17 … as We Continue to Boost the Quality of Our Customer Base Thousands of customers 1 From October to September of each year / Thousands of customers Figures may vary from previously reported due to restatements Digital Customers Loyal Customers 1 Inflow 1 Net New Customers 1 Outflow 1 Net Mobile Customers A loyal customer is 4x more profitable 1,327 1,187 1,041 901 743 3Q16 4Q16 +78.7% 1Q17 3Q17 2Q17 1,507 1,832 2Q17 1Q17 1,906 1,670 4Q16 3Q16 1,623 +26.5% 3Q17 1,821 1,698 1,530 1,370 1,203 1Q17 +51.4% 3Q17 2Q17 4Q16 3Q16 2,969 +0.4% Sep16 2,979 Sep17 2,201 - 48.5% Sep16 1,134 Sep17 768 +140.2% Sep16 1,845 Sep17

8

Commercial Loans

3Q16 373,821 → 1.3% → 378,782 3Q17

SMEs

+5.2%
66,843
67,640
68,571
69,614
70,297
+1.0%
3Q16
4Q16
1Q17
2Q17
3Q17

Middle-Market

11.9%
138,192
144,290
145,384
152,303
154,630
+1.5%
3Q16
4Q16
1Q17
2Q17
3Q17

Corporates

-14.2%
100,216
80,788
79,234
76,949
85,954
+11.7%
3Q16
4Q16
1Q17
2Q17
3Q17

Government & Fin Entities

-1.0%
68,570
69,809
64,043
60,667
67,901
+11.9%
3Q16
4Q16
1Q17
2Q17
3Q17

Earnings Presentation
3Q17
Santander

8 Earnings Presentation 3Q17 Maintain Focus on Profitability Expanding Middle Market and SMEs Portfolios... SMEs Middle - Market Corporates 11.9% 154,630 +1.5% 1Q17 3Q16 4Q16 3Q17 144,290 138,192 2Q17 152,303 145,384 70,297 69,614 68,571 67,640 66,843 2Q17 1Q17 4Q16 3Q16 +5.2% 3Q17 +1.0% 85,954 76,949 79,234 80,788 100,216 4Q16 3Q16 1Q17 - 14.2% +11.7% 3Q17 2Q17 Commercial Loans 378,782 373,821 3Q16 3Q17 1.3% Government & Fin Entities 67,901 60,667 64,043 69,809 68,570 3Q17 1Q17 2Q17 4Q16 3Q16 - 1.0% +11.9% Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos

9

Middle-Market

75% of total payrolls attracted…

…with 1/3 loyal customers

+2 new zones
+13 new teams

NII Contribution

11.76%
14.59%
9M16
9M17

SMEs

170k active clients

127k Digital customers[1]

NII Contribution

9.80%
9.88%
9M16
9M17

Notes: Digital customers includes transactional customers

Earnings Presentation
3Q17
Santander

9 Earnings Presentation 3Q17 Notes: Digital customers includes transactional customers … Supported By A Tailored Offering For These Segments and Our Customer Centric Model NII Contribution 75% of total payrolls attracted… …with 1/3 loyal customers +2 new zones +13 new teams 127k Digital customers 1 170k active clients • Geographic coverage expansion • Developing transactional services solutions • Offering investment banking products • Specialized expertise across sectors • Cross - border initiatives • Differentiated model in terms of customer’s needs • Specialised branches • Financial markets solutions • End - to - end digital processes • Strategic alliances for client attraction Middle - Market SMEs 14.59% 9M17 9M16 11.76 % NII Contribution 9.88% 9M17 9M16 9.80%

10

Total Deposits

+15.5%
542,191
593,485
594,270
617,467
626,376
+1.4%
Term
Demand
30%
70%
31%
69%
30%
70%
31%
69%
31%
69%
3Q16
4Q16
1Q17
2Q17
3Q17

Demand
+14.2%
376,859
430,276
Individuals +12.1%
Other +14.9%
3Q16
3Q17

Term*
+18.6%
165,332
196,100
3Q16
3Q17

Earnings Presentation 3Q17
Santander

10 Earnings Presentation 3Q17 Focus on Individuals and SMEs Support 16% YoY Deposit Growth Total Deposits +14.2% 430,276 3Q17 3Q16 376,859 +18.6% 3Q17 165,332 3Q16 196,100 Demand Term* 30% 69% +15.5% 3Q17 1Q17 Term 69% 617,467 594,270 70% 31% 30% 593,485 69% 31% 3Q16 4Q16 +1.4% Demand 626,376 31% 2Q17 542,191 70% » Total Individuals & SMEs deposits – up 24.5% and 13.1%, respectively » Continue to expand Select and Payroll client base » Santander Plus launch in May’16 contributes to boost individual demand deposits through payroll accounts » Higher interest rates favor term deposits growth +12.1% Individuals Other +14.9% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

11

Sound Liquidity Profile and Strong Capital Position

Net Loans to Deposits[1]

106.73%
96.30%
95.04%
92.27%
94.64%
3Q16
4Q16
1Q17
2Q17
3Q17

Debt Maturity

119
10,952
1,083
2,246
6,409
18,159
23,607
3,000
9,080[2]
2017
2018
2019
2020
2021
2022
2024
2026
2029+

CET1 and Capitalization

16.01%
15.74%
16.73%
16.17%
16.19%
Tier 2
AT1
CET1
12.40
10.30
11.53
11.37
11.55
3Q16
4Q16
1Q17
2Q17
3Q17**

Earnings Presentation
3Q17
Santander

11 Earnings Presentation 3Q17 Sound Liquidity Profile and Strong Capital Position 4Q16 96.30% 92.27% 3Q16 95.04% 2Q17 1Q17 106.73% 94.64% 3Q17 » Diversified funding sources and strong maturity profile » Strong net loan to deposit ratio supports future growth opportunities » LCR* = 149.26%, well above 80% Banxico regulatory requirements Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes: 1) Loans net of allowances divided by total deposits (Demand + Term) 2) Including Additional Tier 1 Capital Notes issued in December 2016 * LCR = Liquidity Coverage Ratio ** 3Q17 is preliminary 3,000 23,607 18,159 6,409 2,246 1,083 10,952 119 2019 9,080 2 2024 2026 2029+ 2020 2022 2021 2017 2018 CET1 and Capitalization 11.55 11.37 CET1 AT1 10.30 15.74% 16.01% 12.40 3Q16 3Q17 ** 2Q17 16.19% 16.17% 11.53 4Q16 Tier 2 1Q17 16.73%

12 Earnings Presentation 3Q17 +14.8% 9M17 41,245 35,928 4.92 9M16 5.46 Robust NII – Up 15% YoY From Profitability Focus and Higher Interest Rates Net Interest Income and NIM 1 14,264 13,547 13,434 12,950 12,411 5.27 5.12 3Q16 3Q17 +5.3% 5.01 +14.9% 5.81 2Q17 5.31 1Q17 4Q16 » NII up 5.3% sequentially » NII grew 14.9% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +23.1% Investment in securities: +33.1% ▪ Positive impact from higher interest rates » NIM improved 80 bps YoY to 5.81% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized net interest income (3Q17x4) divided by daily average interest earnings assets (3Q17) Year to date = Annualized net interest income (9M17/3*4) divided by daily average interest earnings assets (9M17)

13 Earnings Presentation 3Q17 Investment Banking and Credit Cards Drive Net Commissions and Fees Net Commissions and Fees 4,035 4,101 3,9263,917 3,739 - 1.6% 3Q17 +7.9% 2Q17 1Q17 4Q16 3Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from: collections and payments, account management, cheques, foreign trade and others +6.5% 12,062 9M16 9M17 11,330 26% 26% 24% 10% 9% 5% Insurance Cash Management* Credit Cards Investment Funds Financial advisory services Purchase-sale of securities and money market transactions Var YoY Var YoY 3Q16 2Q17 3Q17 $$ % 9M16 9M17 $$ % Insurance 1,023 1,133 1,067 44 4.3% 3,188 3,215 27 0.8% Cash Management* 1,050 1,080 1,031 - 19 - 1.8% 3,200 3,215 15 0.5% Credit Cards 790 901 985 195 24.7% 2,386 2,697 311 13.0% Investment Funds 449 391 394 - 55 - 12.2% 1,205 1,189 - 16 - 1.3% Financial advisory services 232 397 372 140 60.3% 751 1,098 347 46.2% Purchase - sale of securities and money market transactions 195 199 186 - 9 - 4.6% 600 648 48 8.0% Net commisions and fees 3,739 4,101 4,035 296 7.9% 11,330 12,062 732 6.5%

14

Gross Operating Income*

+10.2%
16,871
17,976
18,400
18,737
18,599
-0.7%
3Q16
4Q16
1Q17
2Q17
3Q17
+13.1%
49,276
55,736
9M16
9M17
1%
22%
77%
Net Interest Income
Net Commissions and Fees
Market related revenue

Earnings Presentation 3Q17
Santander

14 Earnings Presentation 3Q17 Strong Performance in Core Revenues, Partially Offset by Decline in Trading Gains 18,599 18,737 18,400 17,976 16,871 3Q16 1Q17 - 0.7% 3Q17 +10.2% 2Q17 4Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income Gross Operating Income* +13.1% 9M16 9M17 49,276 55,736 77% 22% 1% Net Interest Income Net Commissions and Fees Market related revenue Var YoY Var YoY 3Q16 2Q17 3Q17 Var $$ Var % 9M16 9M17 Var $$ Var % Net Interest Income 12,411 13,547 14,264 1,853 14.9% 35,928 41,245 5,317 14.8% Net Commissions and Fees 3,739 4,101 4,035 296 7.9% 11,330 12,062 732 6.5% Market related revenue 721 1,089 300 - 421 - 58.4% 2,018 2,429 411 20.4% Gross Operating Income* 16,871 18,737 18,599 1,728 10.2% 49,276 55,736 6,460 13.1%

15

Sound Asset Quality Despite Softer Loan Growth

Loan Loss Reserves (LLR)

+14.6%
+13.2%
4,889
4,768
5,134
5,241
5,603
+6.9%
14,109
15,978
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Cost of Risk[1]

+31bps
+26bps
3.41%
3.35%
3.49%
3.55%
3.72%
+17bps
3.28%
3.54%
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Earnings Presentation
3Q17
Santander

15 Earnings Presentation 3Q17 Cost of Risk 1 Loan Loss Reserves (LLR) 4Q16 3Q16 3.49% 3.35% 3.41% 3.72% 3.55% +31 bps 3Q17 +17bps 2Q17 1Q17 5,603 5,241 5,134 4,768 4,889 1Q17 +6.9% 2Q17 +14.6% 4Q16 3Q17 3Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized loan loss reserves (3Q17x4) divided by average loans (4Q16,3Q17) Year to date = Annualized loan loss reserves (9M17/3*4) divided by average loans (4Q16,3Q17) * Commercial loans include: mid - market, SMEs, corporates, financial institutions and government * Commercial NPLs reflect the exposure to homebuilders Sound Asset Quality Despite Softer Loan Growth 15,978 14,109 9M16 +13.2% 9M17 3.28% 9M16 3.54% 9M17 +26 bps NPLs 3Q16 2Q17 3Q17 Var YoY (bps) Var QoQ (bps) Consumer 3.92% 4.05% 4.28% 36 23 Credit Card 4.13% 4.38% 4.71% 58 33 Other consumer 3.71% 3.71% 3.84% 13 13 Mortgages 4.27% 3.75% 4.00% - 27 25 Commercial* 2.04% 1.26% 1.11% - 93 - 15 SMEs 2.50% 1.95% 2.23% - 27 28 Total Loans 2.82% 2.29% 2.26% - 56 - 3

16

Administrative & Promotional Expenses

+14.1%
+12.0%
7,048
7,283
7,481
7,951
8,039
+1.1%
20,952
23,471
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Efficiency[1]

+135bps
-49bps
41.34%
40.37%
40.62%
41.67%
42.69%
+102bps
42.16%
41.67%
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Expenses Breakdown & Performance

Earnings Presentation
3Q17
Santander

16 Earnings Presentation 3Q17 - 49 bps 9M17 9M16 42.16% 41.67% Step - Up In Strategy Execution and Lower Trading Gains Impact Efficiency Expenses Breakdown & Performance Administrative & Promotional Expenses Efficiency 1 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly = Annualized opex (3Q17x4) divided by annualized income before opex (net of allowances) (3Q17x4) Year to date = Annualized opex (9M17/3*4) divided by annualized income before opex (net of allowances) (9M17/ 3*4) 8,039 7,951 7,481 7,283 7,048 2Q17 1Q17 3Q17 4Q16 3Q16 +1.1% +14.1% +135 bps 42.69% 41.67% 1Q17 40.62% +102bps 3Q16 4Q16 3Q17 2Q17 40.37% 41.34% +12.0% 23,471 9M16 9M17 20,952 Var YoY Var YoY 3Q16 2Q17 3Q17 $$ % 9M16 9M17 $$ % Personnel 3,178 3,435 3,502 324 10.2% 9,541 10,258 717 7.5% Admin expenses 2,698 3,172 3,200 502 18.6% 7,916 9,216 1,300 16.4% IPAB 672 709 705 33 4.9% 1,918 2,147 229 11.9% Dep and amort. 500 635 632 132 26.4% 1,577 1,850 273 17.3% Admin & prom expenses 7,048 7,951 8,039 991 14.1% 20,952 23,471 2,519 12.0% Admin & prom expenses (ex IPAB) 6,376 7,242 7,334 958 15.0% 19,034 21,324 2,290 12.0%

17

Net Income

+3.6%
+18.1%
3,926
4,542
4,520
4,609
4,066
-11.8%
11,173
13,195
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

ROAE[1]

+84bps
+268bps
13.38%
16.30%
16.14%
16.44%
14.22%
-222bps
12.70%
15.38%
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Effective Tax Rate

-153bps
-180bps
23.19%
24.20%
22.12%
21.71%
21.66%
-5bps
23.64%
21.84%
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Profit before Taxes

+1.5%
+15.4%
5,111
5,991
5,804
5,887
5,190
-11.8%
14,633
16,881
3Q16
4Q16
1Q17
2Q17
3Q17
9M16
9M17

Earnings Presentation 3Q17

Santander

17 Earnings Presentation 3Q17 Effective Tax Rate Net Income Profit before Taxes Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos 1) Quarterly = Annualized net income (3Q17x4) divided by average equity (4Q16,3Q17) Year to date = Annualized net income (9M17/3*4) divided by average equity (4Q16,3Q17) 14.22% - 222bps +84bps 3Q17 2Q17 16.14% 13.38% 16.30% 1Q17 4Q16 3Q16 16.44% 4,066 4,609 4,5204,542 3,926 4Q16 - 11.8% 3Q17 1Q17 +3.6% 2Q17 3Q16 +18.1% 11,173 9M17 9M16 13,195 12.70% 15.38% +268bps 9M17 9M16 ROAE 1 3Q16 1Q17 - 153bps 22.12% 23.19% 21.71% 21.66% - 5bps 2Q17 24.20% 3Q17 4Q16 9M17 - 180bps 23.64% 21.84% 9M16 5,190 5,887 5,804 5,991 5,111 3Q17 1Q17 4Q16 3Q16 2Q17 - 11.8% +1.5% 9M16 14,633 9M17 +15.4% 16,881 Strong NII Growth, Partially Offset by Weak Trading Gains and Higher Provisions

18 Earnings Presentation 3Q17 Santander México Confirms 2017 Guidance Metrics 2017 Target * Does not include the deposit insurance fee (or IPAB) ▪ Total Loans Δ 7% - 9% ▪ Total Deposits Δ 9% - 11% ▪ Cost of Risk 3.4% - 3.6% ▪ Expenses Δ 10% - 12%* ▪ Tax Rate 21% - 22% ▪ Net Income Δ 17% - 20%

19

Grupo Financiero Santander México Corporate Reorganization

Current Structure
Santander Group (Parent)
Minority shareholders
74.97%
25.03%
Grupo Financiero Santander México
A
99.99%
99.99%
Casa de Bolsa Santander
Banco Santander México
B
99.99%
99.99%
99.99%
99.99%
Santander Consumo
Santander Vivienda
Inclusión Financiera
Other
New Structure
Santander Group (Parent)
Minority shareholders
99.99%
25.03%
New Financial Group
99.99%
A + B =
74.97%
Casa de Bolsa Santander
New Banco Santander México
99.99%
99.99%
99.99%
99.99%
Santander Consumo
Santander Vivienda
Inclusión Financiera
Other

Earnings Presentation
3Q17
Santander

19 Earnings Presentation 3Q17 Board to Call Extraordinary Shareholders’ Meeting to Approve Three Independent Corporate Initiatives A. Corporate reorganization through merger of Grupo Financiero Santander Mexico with Banco Santander Mexico, with the latter being the surviving entity listed in Mexico and the U.S. ▪ Allow parent company to maintain 100% capital invested in BSMX to meet ECB regulation ▪ Meet Mexican regulations with respect to the structure of banks and financial groups ▪ Maintain economic rights of all minority shareholders Current Structure Santander Group (Parent) Minority shareholders 74.97% 25.03% A Grupo Financiero Santander México 99.99% 99.99% Casa de Bolsa Santander Banco Santander México B Santander Vivienda Santander Consumo Other Inclusión Financiera 99.99% 99.99% 99.99% 99.99% New Structure Santander Group (Parent) Minority shareholders 25.03% New Financial Group 74.97% 99.99% Casa de Bolsa Santander New Banco Santander México Santander Vivienda Santander Consumo Other Inclusión Financiera 99.99% 99.99% 99.99% 99.99% 99.99% A B + = Grupo Financiero Santander México Corporate Reorganization

20 Earnings Presentation 3Q17 Board to Call Extraordinary Shareholders’ Meeting to Approve Three Independent Corporate Initiatives * Does not include the deposit insurance fee (or IPAB) A. Corporate reorganization through merger of Grupo Financiero Santander Mexico (GFSM) with Banco Santander Mexico (BSM), with the latter being the surviving entity listed in Mexico and the U.S. Steps: • Shareholders to approve the merger and a cash dividend to be paid to all shareholders by GFSM. • Merger of GFSM with BSM as surviving entity. Shareholders of GFSM will receive shares of BSM at a one to one ratio. • Creation of a New Financial Group, of which our parent company will be the sole shareholder. This New Financial Group will own 74.96% of the shares of the merged BSM. • Casa de Bolsa Santander (CBS) will be sold to the New Financial Group. An arms - lengths transactions agreement will be established with BSM to maintain products and services to BSM customers. B. Divestiture of custody business C. Acquisition from parent company of IT subsidiary to provide local support services

21 Earnings Presentation 3Q17 Questions and Answers

22 Earnings Presentation 3Q17 Annexes

23

Facing Higher Uncertainty and Volatility

GDP (% Growth)

2.7
2.3
2.1*
2.1*
2.4*
1.9
2.0
1.9
2015
2016
2017E
2018E
2019E

Average exchange rate (MxP/USD)

15.9
18.7
18.5*
18.7*
18.4*
18.4
18.3
18.3
2015
2016
2017E
2018E
2019E

Inflation (% Annual)

2.1
3.4
6.1*
4.0*
3.6*
6.0
4.1
3.9
2015
2016
2017E
2018E
2019E

Central Bank monetary policy (%, end of year)

3.25
5.75
7.00
6.50*
6.25*
7.25
7.00
2015
2016
2017E
2018E
2019E

Source: INEGI, Banxico and Santander
*Revised from previous quarter

Earnings Presentation
3Q17
Santander

23 Earnings Presentation 3Q17 Facing Higher Uncertainty and Volatility GDP (% Growth) Central Bank monetary policy ( %, end of year ) Inflation (% Annual) 2.3 2.7 2017E 2019E 2018E 2015 2.4 * 2.1 * 2016 2.1 * 7.00 3.25 2017E 2015 2019E 2018E 6.50 * 5.75 2016 6.25 * 3.4 2.1 2016 2019E 2015 2017E 3.6 * 4.0 * 6.1 * 2018E Source: INEGI, Banxico and Santander *Revised from previous quarter 1.9 Average exchange rate ( MxP/USD ) 18.7 15.9 2017E 2019E 18.7 * 18.5 * 18.4 * 2016 2015 2018E 18.3 6.0 2.0 18.4 7.25 1.9 18.3 4.1 3.9 7.00

24 Earnings Presentation 3Q17 Consolidated Income Statement 3Q17 2Q17 3Q16 % Change QoQ YoY Interest income 24,888 24,180 19,597 2.9 27.0 Interest expense (10,624) (10,633) (7,186) (0.1) 47.8 Financial margin 14,264 13,547 12,411 5.3 14.9 Allowance for loan losses (5,603) (5,241) (4,889) 6.9 14.6 Financial margin after allowance for loan losses 8,661 8,306 7,522 4.3 15.1 Commision and fee income 5,356 5,456 4,955 (1.8) 8.1 Commision and fee expense (1,321) (1,355) (1,216) (2.5) 8.6 Net commisions and fees 4,035 4,101 3,739 (1.6) 7.9 Net gain /(loss) on financial assets and liabilities 300 1,089 721 (72.5) (58.4) Other operating income / (loss) 233 342 177 (31.9) 31.6 Administrative and promotional expenses (8,039) (7,951) (7,048) 1.1 14.1 Total operating income 5,190 5,887 5,111 (11.8) 1.5 Income taxes (1,124) (1,278) (1,185) (12.1) (5.1) Net income 4,066 4,609 3,926 (11.8) 3.6

25 Earnings Presentation 3Q17 Consolidated Balance Sheet 3Q17 2Q17 3Q16 % Change QoQ YoY Cash and due from banks 92,316 82,197 78,892 12.3 17.0 Margin accounts 3,036 3,603 2,150 (15.7) 41.2 Investment in securities 303,118 286,415 283,680 5.8 6.9 Debtors under sale and repurchase agreements 5,535 24,316 4,505 (77.2) 22.9 Securities loans 0 0 0 n.a. n.a. Derivatives 138,851 140,887 184,999 (1.4) (24.9) Valuation adjustment for hedged financial assets 0 3 36 (100.0) (100.0) Total loan portafolio 613,262 589,910 598,829 4.0 2.4 Allowance for loan losses (20,441) (20,194) (20,142) 1.2 1.5 Loan portafolio (net) 592,821 569,716 578,687 4.1 2.4 Accrued income receivable from securitization transactions 119 117 112 1.7 6.3 Other receivables (net) 68,386 69,437 79,125 (1.5) (13.6) Foreclosed assets (net) 520 464 462 12.1 12.6 Property, furniture and fixtures (net) 5,686 5,606 5,417 1.4 5.0 Long - term investment in shares 91 91 124 0.0 (26.6) Deferred taxes (net) 18,006 19,085 17,532 (5.7) 2.7 Deferred charges, advance payments and intangibles 7,009 6,903 6,326 1.5 10.8 Other assets 223 219 211 1.8 5.7 Total assets 1,235,717 1,209,059 1,242,258 2.2 (0.5) Deposits 670,416 662,736 589,803 1.2 13.7 Bank and other loans 49,510 79,599 76,120 (37.8) (35.0) Creditors under sale and repurchase agreements 120,003 74,466 111,218 61.2 7.9 Collateral sold or pledged as guarantee 16,767 18,276 28,910 (8.3) (42.0) Derivatives 135,138 139,043 194,058 (2.8) (30.4) Other payables 91,270 86,430 95,197 5.6 (4.1) Subordinated debentures 32,706 32,871 25,251 (0.5) 29.5 Deferred revenues 487 668 593 (27.1) (17.9) Total liabilities 1,116,297 1,094,090 1,121,151 2.0 (0.4) Total stockholders ´ equity 119,420 114,969 121,107 3.9 (1.4)

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